SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 23, 2010

Lloyds Banking Group plc

25 Gresham Street
London EC2V 7HN
United Kingdom
011-44-207-626-1500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-167844) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This Report on Form 6-K contains the updated risk factors, business description and details of recent developments disclosure relating to Lloyds Banking Group plc and is being incorporated by reference into the Registration Statements with File Nos. 333-167844.

RISK FACTORS

The Issuers believe that the following factors may affect their ability to fulfil their obligations under the Notes issued under the Programme. All of these factors are contingencies which may or may not occur and neither the Company nor the Bank is in a position to express a view on the likelihood of any such contingency occurring. Factors which the Issuers believe may be material for the purpose of assessing the market risks associated with Notes issued under the Programme in relation to the Group are also described below.

The Issuers believe that the factors described below represent the principal risks inherent in investing in Notes issued under the Programme, but the inability of either Issuer to pay interest, principal or other amounts on or in connection with any Notes may occur for other reasons and the Issuers do not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective purchasers should consider carefully the risks and uncertainties described below, together with all other information contained in this document and the information incorporated by reference herein, before making any investment decision.

1	GOVERNMENT RELATED RISKS

1.1
The Commissioners of Her Majesty’s Treasury (“HM Treasury”) is the largest shareholder of the Company. Through its shareholding in, and other relationships with, the Company, HM Treasury is in a position to exert significant influence over the Group and its business.

HM Treasury holds approximately 40.6 per cent. of the ordinary share capital of the Company. This follows a dilution in February 2010 associated with the two exchange offers announced by the Group on 3 November 2009 (the “Exchange Offers”) and further issues of ordinary shares.  In the longer term, further dilution of the HM Treasury shareholding is possible through the potential conversion of the enhanced capital notes (the “Enhanced Capital Notes” or “ECNs”), into ordinary shares pursuant to their terms. It is not possible to calculate precisely the total dilutive effect any potential conversion of ECNs may have on HM Treasury’s ownership interest in the Company but HM Treasury is expected to remain a significant shareholder in the Company.

In the longer term, it may become necessary for the Group to raise further capital or seek the support of the UK Government. Any such capital raising or support from the UK Government could result in an increase in HM Treasury’s shareholding in the Company.

No formal “relationship agreement” has been concluded between the Group and the UK Government in respect of its shareholding in the Company and no specific measures are in place to limit the level of control which may be exercised by HM Treasury. However, the relationship falls within the scope of the revised framework document between HM Treasury and UK Financial Investments Limited (“UKFI”) published on 13 July 2009. The framework document states that UKFI will manage the UK financial institutions in which HM Treasury holds an interest ‘on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (as defined herein) (including with respect to individual lending or remuneration decisions)’. This document also makes it clear that such UK financial institutions will continue to be separate economic units with independent powers of decision and ‘will continue to have their own independent boards and management teams, determining their own strategies and commercial policies (including business plans and budgets).  Nevertheless, there is a risk that HM Treasury might seek to exert influence over the Group, and may disagree with the commercial decisions of the Group, including over such matters as the implementation of synergies, commercial and consumer lending policies and management of the Group’s assets and/or business. There is also a risk that a change in Government priorities could result in the framework agreement in place being replaced leading to interference in the operations of the Group, although there have been no indications that the Government intends to change the existing operating arrangements.

There is also a risk that, through its interests in the Company, the UK Government and HM Treasury may be able to influence the Group in other ways that would have a material adverse effect on the Group’s business, including among other things, the election of directors, the appointment of senior management at the Company, staff remuneration policies, lending policies and commitments, management of the Group’s business including, in particular, management of the Group’s assets such as its existing retail and corporate loan portfolios, significant corporate transactions and the issue of new ordinary shares. Shareholders may disagree as to whether an action opposed or supported by HM Treasury is in the best interests of the Group generally. Furthermore, HM Treasury also has interests in other UK financial institutions, as well as an interest in the health of the UK banking industry and other industries generally, and those interests may not always be aligned with the commercial interests of the Group or its shareholders.

1.2
The Group is subject to European state aid obligations following the approval of its restructuring plan by the European Commission on 18 November 2009. The implementation of this restructuring plan may have consequences that are materially adverse to the interests of the Group. Moreover, should the Group require additional state aid in the future, further restructuring measures could be required and these may be materially adverse to the interests of the Group.

As a result of HM Treasury’s investment in the Company in the context of the placing and open offer in November 2008, the Group has been required to cooperate with HM Treasury to submit a restructuring plan to the European Commission setting out the Group’s plans to restructure and return to a position of viability On 4 August 2010, the Group completed the sale of a portfolio of private equity investments in its Bank of Scotland Integrated Finance business to a new joint venture.  Lloyds Banking Group has retained an interest in the private equity investments though a holding of approximately 30 per cent. in the joint venture vehicle.  The sale valued the portfolio at a small premium to the current book value and is not expected to have a material impact on the Group's accounts.in which it no longer relies on state aid, including the aid received pursuant to its participation in HM Treasury’s credit guarantee scheme (the “Credit Guarantee Scheme”) which was announced on 8 October 2008.

On 18 November 2009 the European Commission, through its College of Commissioners, approved the Group’s restructuring plan. The principal elements of the plan address competition distortions from all elements of state aid that the Group has received, including HM Treasury’s participation in the placing and compensatory open offer in June 2009 and the rights issue in November 2009 (the “Rights Issue”), as well as any commercial benefit received by the Group following its announcement in March 2009 of the intention it held at that time to participate in the Government Asset Protection Scheme (“GAPS”). The approval also covers the Group’s ongoing participation in HM Treasury’s Credit Guarantee Scheme at current levels up to June 2010. The Company has agreed with HM Treasury in the deed of withdrawal relating to the Company’s withdrawal from its proposed participation in GAPS (the “GAPS Withdrawal Deed”) that it will comply with the terms of the European Commission’s decision.

The Group will also be subject to a variety of risks as a result of implementing the restructuring plan. There is no assurance that the price that the Group receives for any assets sold pursuant to the restructuring plan will be at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement a state aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof. In particular, should the Group fail to complete the disposal of the retail banking business that the Group is required to divest within four years, a divestiture trustee would be appointed to conduct the sale, with a mandate to complete the disposal with no minimum price (including at a negative price). In implementing the plan, the Group will lose existing customers, deposits and other assets (both directly through the sale and potentially through damage to the rest of the Group’s business arising from implementing the restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Such implementation may also result in disruption to the retained business, impacting on customers and separation costs which could potentially be substantial.

The effect of implementing the approved restructuring plan may be the emergence of one or more new viable competitors in the UK banking market or a material strengthening of one or more of the Group’s competitors in that market. There can be no assurance that the Group will be able to continue to compete as effectively (whether against existing or new or strengthened competitors) and maintain or improve its revenues and margins in the resulting competitive environment, which could adversely affect the Group’s results of operations and financial condition and its business generally. If any or all of the risks described in this paragraph, or any other currently unforeseen risks, materialise, there could be a negative impact, which could be material, on the Group’s business, operations and competitive position.

Should the Group require any further state aid that was not covered in the European Commission’s approval decision of 18 November 2009, this may require the Group to commit to further restructuring measures. Any such measures could be materially adverse to the interests of the Group.

1.3	The Company has agreed to certain undertakings with HM Treasury in relation to the operation of its business in connection with the Company’s placing and open offers in

November 2008 and May 2009, in connection with the Group’s participation in the Credit Guarantee Scheme and as part of its formerly proposed participation in GAPS. The implications of some of these undertakings remain unclear and they could have a material adverse effect on the Group’s results of operations, financial condition and prospects. The Group also agreed to certain other commitments in the GAPS Withdrawal Deed.

In connection with HM Treasury’s participation in the placing and open offers in November 2008 and May 2009, the Group’s participation in the Credit Guarantee Scheme and its possible participation in GAPS, the Company provided certain undertakings aimed at ensuring that the acquisition by HM Treasury of the Company’s shares and the participation of the Group in the UK Government funding scheme as part of its support for the banking industry is consistent with the European state aid clearance. The state aid rules aim to prevent companies from being given an artificial or unfair competitive advantage as a result of governmental assistance. It is the Group’s understanding that the undertakings are also aimed at supporting certain objectives of HM Treasury in providing assistance to the UK banking industry. These undertakings include (i) supporting UK Government policy in relation to mortgage lending and lending to businesses through to the end of February 2011, (ii) regulating the remuneration of management and other employees and (iii) regulating the rate of growth of the Group’s balance sheet. There is a risk that these undertakings or any further requirements introduced by HM Treasury could have a materially adverse effect on the operations of the Group.

On 6 March 2009, in connection with the Group’s then proposed participation in GAPS, the Company entered into a commitment to increase lending by £14 billion in the 12 months commencing 1 March 2009 to support UK businesses (£11 billion) and homeowners (£3 billion). As part of withdrawing from GAPS, the Group has agreed in the GAPS Withdrawal Deed to reaffirm its overall lending commitments and to maintain in the 12 months commencing 1 March 2010 similar levels of lending as in the 12 months commencing 1 March 2009, subject to adjustment of the lending commitments by agreement with the UK Government to reflect circumstances at the start of the 12 month period commencing 1 March 2010.

On 23 March 2010, the Company entered into a commitment whereby it agreed to provide gross new lending to support UK businesses amounting to £44 billion and to support homeowners amounting to £23.1 billion, in respect of the year commencing 1 March 2010, in line with these requirements. The additional lending in 2009 and 2010 is subject to the Group’s prevailing commercial terms and conditions (including appropriate risk-adjusted pricing and satisfaction of risk acceptance criteria) and, in relation to mortgage lending, the Group’s standard credit and other acceptance criteria. The business lending commitment in 2010 is in addition subject to the availability of sufficient demand from customers who meet the above criteria and through the best endeavours of the Company, the availability of the capital, liquidity and funding position on acceptable terms necessary to support the level of lending that the Company has committed to during the 2010 commitment period.

This commitment could, however, limit the operational flexibility of the Group.

1.4	Future legislative and regulatory changes could force the Group to comply with certain operational restrictions, take steps to raise further capital, or divest assets.

The Financial Services Act 2010 (the “Act”) Act received Royal Assent on 8 April 2010. The Act establishes a new consumer financial education body, amends the FSMA to provide the FSA with a new financial stability statutory objective, gives the FSA powers to make rules on remuneration arrangements, short selling, living wills, consumer redress schemes, and extends its enforcement powers. In addition, the UK Government has announced plans to give the Bank of England macro- and micro-prudential supervisory powers over UK regulated banks and to create a new Customer Protection and Markets Authority (CPMA) to take over the FSA’s conduct of business supervisory role, together with certain other duties from the FSA and other bodies.  The Act and the Bank of England’s proposed new supervisory powers could have significant ramifications for the FSA’s approach to regulating the Group, particularly regarding the setting of capital and liquidity requirements and also conduct of business regulations. In addition, since the general election in May 2010, the UK government has announced that from 2012, the responsibilities of the FSA will be re-allocated among a number of existing and newly created regulatory bodies.  Responsibility for prudential regulation is to be removed to the Bank of England, with a new Prudential Regulatory Authority taking responsibility for the day-to-day oversight of micro-prudential supervision.  An Economic Crime agency will be established to take responsibility for matters of ‘serious’ economic crime while a Consumer Protection and Markets Authority is to be established to oversee the conduct of financial services firms and supervise markets.  A Financial Policy Committee will take responsibility for the future stability of financial markets at a high level by aiming to prevent credit and asset bubbles.  These changes will have a significant impact on the way in which the Group is supervised and are also likely to lead to a number of changes to the financial services rules and regulations with which the Group is required to comply.

In December 2009, The Basel Committee on Banking Supervision put forward proposals for a capital and liquidity reform package (Basel III) which may result in some fundamental changes to regulatory capital and liquidity standards at a European level.  Proposals at this stage include changes to the definition of ‘capital’, new definitions for the calculation of counterparty credit risk and leverage ratios, additional capital buffers and development of a global liquidity standard.  Details of the package are due to be finalised by the end of 2010 with implementation required in phases dating from 2012 to 2018.  The proposals will present a number of challenges to the Group in reviewing its existing capital and liquidity arrangements and could have an impact on the Group’s capital and liquidity calculations and funding requirements.

The UK government has announced that a bank levy will be imposed on large UK banks and foreign banks operating in the UK from 1 January 2011. The government has also established an Independent Commission on Banking (“ICB”) to report in 2011. The ICB has been tasked with addressing four related issues:

•	Reducing systemic risk in the banking sector, exploring the risk posed by banks of different size, scale and function;

•	Mitigating moral hazard in the banking system;

•	Reducing both the likelihood and impact of firm failure; and

•	Promoting competition in both retail and investment banking with a view to ensuring that the needs of banks' customers and clients are efficiently served, in particular considering the extent to which large banks gain competitive advantage from being perceived as too big to fail.

In addition the Treasury Select Committee has launched inquiries into a new approach to financial regulation and separately competition in the banking industry. Both these reviews could give rise to legal or regulatory changes. There is a risk that such further legislation or regulation developed over time could force the Group to divest core assets, withdraw from or not engage in some activities, and/or increase its capital or liquidity requirements. Such measures could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

Amendments to a number of EU directives are being considered, including the Distance Marketing Directive, Markets in Financial Instruments Directive; Capital Requirements Directive, E-Money Directive, Undertakings for Collective Investment in Transferable Securities (UCITS) Directive and the Financial Groups Directive. Compliance with any changes in regulation or with any regulatory intervention resulting from political or regulatory scrutiny may significantly increase the Group’s costs, impede the efficiency of its internal business processes, limit its ability to pursue business opportunities, or diminish its reputation. Any of these consequences could have a material adverse effect on the Group’s operating results, financial condition and prospects.

A number of other changes in regulation will come into effect in the short term that will have an impact on the Group including implementation of new reverse stress testing requirements, the delivery deadline of 31 December 2010 for the Single Customer View implementation and proposed changes to bank remuneration rules at EU level. The Group may also be subject to increased direct supervisory influence at an EU level via the Committee of European Banking Supervisors (CEBS), the Committee of European Insurance and Occupational Pensions. Supervisors (CEIOPS) and the Committee of European Securities Regulators (CESR) as new EU Supervisory Authorities.  From 2011 these bodies will become new EU Supervisory Authorities and will be known as the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority respectively

The Competition Commission, the FSA and the Office of Fair Trading (“OFT”) have recently carried out, or are currently conducting, a number of industry wide inquiries. Also, in the UK and overseas the Group is subject to legal and regulatory proceedings, challenges and investigations (which may include class action lawsuits) and other complaints (including to the Financial Ombudsman Service). The outcome of any investigation, proceeding or complaint is inherently uncertain.

A number of changes in regulation will come into effect in the short term that will have an impact on the Group including implementation of new reverse stress testing requirements, the delivery deadline of 31 December 2010 for the Single Customer View implementation and proposed changes to bank remuneration rules at EU level. The Group may also be subject to increased supervisory influence at an EU level via the Committee of European Banking Supervisors, the Committee of European Insurance and Occupational Pensions Supervisors and the Committee of European Securities Regulators. From 2011 these bodies will become new EU Supervisory Authorities - the European Banking Authority, the

European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority respectively.

The Group is currently assessing the impacts of these regulatory developments, and will participate in the consultation and calibration processes to be undertaken by the various regulatory bodies during 2010. The Group continues to work closely with the Tripartite Authorities and industry associations to ensure that it is able to identify and respond to regulatory changes and mitigate against any potential risks to the Group and its stakeholders.

There is a risk that the further regulation or legislation that may be developed over time to implement these or new proposals could force the Group to divest core assets, withdraw from or not engage in some activities, and/or increase its capital. Such regulations or legislation, taken with the more regular and detailed reporting obligations which are expected to accompany regulatory reform, the development and maintenance of a wind down plan, and the move to pre-funding of the deposit protection scheme in the UK, would result in additional costs for the Group, and such costs could be material.

Such measures could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

On 5 October 2009, the FSA published its new liquidity rules which significantly broaden the scope of the existing liquidity regime and are designed to enhance regulated firms’ liquidity risk management practices. Procedures to comply with the FSA’s liquidity proposals are already incorporated within the Group’s liquidity funding plans. These will result in more stringent requirements, which may lead to additional costs for the Group. See “Risk factors – Financial soundness related risks – The Group’s businesses are subject to inherent risks concerning liquidity, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale money markets continues to be limited or becomes more limited. The Group continues to be reliant on various government liquidity schemes and will face refinancing risk as transactions under these schemes mature” for a fuller discussion of liquidity risks affecting the Group.

2	ACQUISITION RISKS

2.1
The Group may fail to realise the business growth opportunities, revenue benefits, cost synergies, operational efficiencies and other benefits anticipated from, or may incur unanticipated costs associated with, the acquisition of HBOS. As a consequence, the Group’s results of operations, financial condition and prospects may suffer.

The continued integration of the HBOS Group into the Group is complex, expensive and presents a number of challenges for the management of both the heritage Lloyds TSB Group, the HBOS Group and their respective staff and potentially their respective customers. The Group believes that it will achieve its reported anticipated cost synergies as well as other operating efficiencies and business growth opportunities, revenue benefits and other benefits from the acquisition of HBOS. However, these expected business growth opportunities, revenue benefits, cost synergies and other operational efficiencies and other benefits may not develop, including because the assumptions upon which the Group determined the acquisition of HBOS consideration may prove to be incorrect. For example, the expected cost synergies were calculated by the Group on the basis of the existing and projected cost and operating structures of the Group and its estimate of the existing and projected cost and operating structures of the HBOS Group. Statements of estimated synergies and other effectiveness and calculations of the costs of achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties, contingencies and other factors. As a result, the synergies and other efficiencies referred to may not be achieved, or those achieved may be materially different from those estimated.

The Group may also face a number of other risks with respect to the acquisition of HBOS including retaining key employees; redeploying resources in different areas of operations to improve efficiency; unifying financial reporting and internal control procedures, minimising the diversion of management attention from ongoing business concerns, overcoming integration challenges (particularly as the Company’s management may be unfamiliar with some aspects of the HBOS Group’s business and operations) and addressing possible differences between the Bank’s business culture, risk management, compliance systems and processes, controls, procedures, systems, accounting practices and implementation of accounting standards in respect of the HBOS Group.

Under any of these circumstances, the business growth opportunities, revenue benefits, cost synergies and other benefits anticipated by the Group to result from the acquisition of HBOS may not be achieved as expected, or at all, or may be delayed. To the extent that the Group incurs higher integration costs or achieves lower revenue benefits or fewer cost savings than expected, its operating results, financial condition and prospects may suffer.

3	BUSINESS AND ECONOMIC RISKS

3.1
The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the UK and other markets in which it operates. Adverse developments, such as further deterioration of general economic conditions, particularly in the UK, could cause the Group’s earnings and profitability to decline. In addition, a credit rating downgrade of the United Kingdom, and any further downgrades of Eurozone countries (or a perception that downgrades may occur) may severely destabilise the markets and could have a material adverse effect on the Group’s operating results, financial condition and prospects.

The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the United Kingdom, in which the Group’s earnings are predominantly generated. While recent economic figures show most countries exiting recession, forecasts are that the recovery will continue to be at a modest pace and is likely to be protracted. With the UK just out of the worst recession since World War II, significant downside economic risks remain including, but not limited to, “double-dip” recession and stagnation. Any further significant deterioration in the UK and other economies in which the Group operates could have a material adverse impact on the future results of operations of the Group. The rate at which the recent deterioration of the global and UK economies has occurred has proven very difficult to predict and this will apply to any further deterioration or any recovery.

Additionally, the profitability of the Group’s businesses could be affected by increased insurance and other claims arising from market factors such as increased unemployment which may continue even following the return to economic growth in the markets in which the Group operates. Significantly higher unemployment in the UK and elsewhere, reduced corporate profitability, reduced personal non-salary income levels, increased corporate insolvency rates, increased personal insolvency rates, increased tenant defaults and/or increased interest rates may reduce borrowers’ ability to repay loans and may cause prices of residential or commercial real estate or other asset prices to fall further, thereby reducing the collateral value on many of the Group’s loans. This, in turn, would cause increased impairments in the event of default. Poor general economic conditions, lack of market liquidity and lack of transparency of asset structures have depressed asset valuations for the Group and could continue to do so if there is a further deterioration in general economic conditions.

The Group has significant exposures, particularly by way of loans, in a number of overseas jurisdictions, notably Ireland, Spain, Australia and the United States, and is therefore subject to a variety of risks relating to the performance of these economies as well.

In addition, the Group’s businesses are subject to risks arising from the current UK macroeconomic environment, high and increasing levels of UK government debt and the impact of the announced UK Budget cuts and expected further cuts. Further, any downgrade of the UK sovereign credit rating or the perception that such a downgrade may occur may severely destabilise the markets and have a material adverse effect on the Group’s operating results, financial condition and prospects. This might also include impact on the Group’s own credit ratings, borrowing costs and ability to fund itself.

A UK sovereign downgrade or the perception that such a downgrade may occur would be likely to have a material effect in depressing consumer confidence, restricting the availability, and increasing the cost, of funding for individuals and companies, further depressing economic activity, increasing unemployment, reducing asset prices and consequently increasing the downside risks, including the risk of a “double-dip” recession.

These risks are exacerbated by concerns over the levels of the public debt of, and the weakness of the economies in, Italy, the Republic of Ireland, Greece, Portugal, and Spain in particular. Further instability in these countries or others might lead to contagion, which may have a material adverse effect on the Group’s operating results, financial condition and prospects.

The exact nature of the risks faced by the Group is difficult to predict and guard against in view of (i) the severity of the global financial crisis, (ii) difficulties in predicting whether the recovery will be sustained and at what rate, and (iii) the fact that many of the related risks to the business are totally, or in part, outside the control of the Group.

3.2	The Group’s businesses are inherently subject to the risk of market fluctuations, which could materially adversely affect its operating results, financial condition and prospects.

The Group’s businesses are inherently subject to risks in financial markets and in the wider economy, including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices and the risk that its customers act in a manner which is inconsistent with business, pricing and hedging assumptions.

Market movements have had and will have an impact on the Group in a number of key areas. For example, adverse market movements have had and would have an adverse effect,

which could be material, upon the financial condition of the pension schemes of the Group. Banking and trading activities that are undertaken by the Group are subject to interest rate risk, foreign exchange risk, inflation risk and credit spread risk. For example, changes in interest rate levels, yield curves and spreads affect the interest rate margin realised between lending and borrowing costs. Since August 2007, there has been a period of unprecedented high and volatile interbank lending margins over official rates (to the extent banks have been willing to lend at all), which has exacerbated these risks. While margins over official rates returned to historically more normal levels during the latter part of 2009 and early 2010, the potential for future volatility and margin changes remains. Competitive pressures on fixed rates or product terms in existing loans and deposits sometimes restrict the Group in its ability to change interest rates applying to customers in response to changes in official and wholesale market rates.

The insurance businesses of the Group face market risk arising, for example, from equity, bond and property markets in a number of ways depending upon the product and associated contract; for example, the annual management charges received in respect of investment and insurance contracts fluctuate, as do the values of the contracts, in line with the markets. Some of these risks are borne directly by the customer and some are borne by the insurance businesses. Some insurance contracts involve guarantees and options that increase in value in adverse investment markets. There is a risk that the insurance businesses will bear some of the cost of such guarantees and options. The insurance businesses also have capital directly invested in the markets that are exposed to market risk. The performance of the investment markets will thus have a direct impact upon the embedded value of insurance and investment contracts and the Group’s operating results, financial condition and prospects. Adverse market conditions affect investor confidence, which in turn can result in lower sales and/or reduced persistency.

Changes in foreign exchange rates affect the value of assets and liabilities denominated in foreign currencies and such changes and the degree of volatility with respect thereto may affect earnings reported by the Group. In the Group’s international businesses, earnings and net assets are denominated in local currency, which will fluctuate with exchange rates in pounds sterling terms. It is difficult to predict with any accuracy changes in economic or market conditions, and such changes could have a material adverse effect on the Group’s operating results, financial condition and prospects.

3.3	The Group’s businesses are conducted in highly competitive environments and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures.

The markets for UK financial services, and the other markets within which the Group operates, are highly competitive, and management expects such competition to intensify in response to competitor behaviour, consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. Moreover, UK Government and/or European intervention in the banking sector may impact the competitive position of the Group relative to its international competitors which may be subject to different forms of government intervention, thus potentially putting the Group at a competitive disadvantage to local banks in such jurisdictions. Any combination of these factors could result in a reduction in profit. The Group’s financial performance and its ability to capture additional market share depends significantly upon the competitive environment and management’s response to it.

The Group’s financial performance may be materially and adversely affected by competition, including declining lending margins or competition for savings driving up funding costs which cannot be recovered from borrowers. Adverse persistency in the Group’s insurance business is a risk to current and future earnings.

A key part of the Group’s strategy involves building strong customer relationships in order to win a bigger share of its customers’ financial services spend. If the Group is not successful in retaining and strengthening customer relationships it will not be able to deliver on this strategy, and may lose market share, incur losses on some or all of its activities or fail to attract new and retain existing deposits, which could have a material adverse effect on its business, financial condition and results of operations.

3.4
Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of the Group. Negative fair value adjustments have had, and may continue to have in the future, a further material adverse effect on the Group’s operating results, financial condition and prospects.

Financial markets have been subject to significant stress conditions resulting in steep falls in perceived or actual financial asset values, particularly due to the severe dislocation in the global financial markets.

The Group has material exposures to securities and other investments, including, but not limited to, asset-backed securities, structured investments and private equity investments, that are recorded at fair value and are therefore exposed to further negative fair value adjustments, particularly in view of market dislocation and the fragility of the economic recovery. Although the Board of Directors of the Company (the “Board”) believes that overall impairments for the Group have peaked, asset valuations in future periods, reflecting prevailing market conditions, may result in further negative changes in the fair values of the Group’s financial assets and these may also translate into increased impairments. In addition, the value ultimately realised by the Group for its securities and other investments may be lower than the current fair value. Any of these factors could require the Group to record further negative fair value adjustments, which may have a material adverse effect on its operating results, financial condition or prospects.

The Group has made asset redesignations as permitted by recent amendments to IAS 39 (“Financial Instruments: Recognition and Measurement”). The effect of such redesignations has been, and would be, that any effect on the income statement of movements in the fair value of such redesignated assets that have occurred since 1 July 2008, in the case of assets redesignated prior to 1 November 2008, or may occur in the future, may not be recognised until such time as the assets become impaired or are disposed of.

In addition, to the extent that fair values are determined using financial valuation models, the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of substantial instability. In such circumstances, the Group’s valuation methodologies require it to make assumptions, judgements and estimates in order to establish fair value. These valuation models are complex and the assumptions used are difficult to make and are inherently uncertain, particularly in light of the uncertainty as to the strength of any global recovery and continuing downside risks and any consequential impairments or write-downs could have a material adverse effect on the Group’s operating results, financial condition and prospects.

4	CREDIT-RELATED RISKS

4.1
The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and are expected to continue to affect the recoverability and value of assets on the Group’s balance sheet.

As one of the UK’s largest lenders with substantial business and operations overseas, the Group has exposures to many different products and counterparties, and the credit quality of its exposures can have a significant impact on its earnings. The Group makes both secured and unsecured loans to retail and corporate customers and the Group’s businesses are subject to inherent risks regarding the credit quality of, the recovery of loans to and amounts due from, customers and market counterparties. Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties, or in their behaviour, would be expected to reduce the value of the Group’s assets, and materially increase the Group’s write-downs and allowances for impairment losses.

The Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to its results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how these economic conditions might impair the ability of its borrowers to repay their loans. As is the case with any such assessments, there is always a risk that the Group will fail to identify the proper factors or that it will fail to estimate accurately the impact of factors that it identifies.

As a result of the acquisition of HBOS, the composition of the Group’s wholesale portfolio has materially changed, with much larger sectoral concentrations (for example in real estate, leveraged lending, asset-backed securities and floating rate notes issued by financial institutions) and higher levels of credit risk including substantially greater exposures, particularly in Ireland, Australia and the U.S.

At the time of the acquisition of HBOS, the average rating of the HBOS Group’s corporate lending portfolio was significantly weaker than that of the heritage Lloyds TSB Group, and this continues to be the case. HBOS had substantial lending to mid-sized and private companies, a greater exposure than the heritage Lloyds TSB Group to leveraged finance and subordinated loans, as well as significant exposure to the commercial real estate sector, including hotels and residential property developers, which has been particularly adversely affected by the recessionary environment. These concentrations in cyclically weak sectors, as well as exposure at various levels of the capital structure, mean that the heritage HBOS wholesale business is potentially exposed to high and volatile levels of impairments.

It should be noted that the heritage HBOS portfolio in Ireland is heavily exposed to the commercial and residential real estate sectors, which have been negatively impacted by the economic recession, the portfolio in Australia has material exposure to real estate and leveraged lending, and in the United States there are notable exposures to sectors such as gaming and real estate which are cyclically weak and have been negatively impacted by the economic recession. As in the UK, the heritage HBOS portfolio overseas is also particularly exposed to a small number of long-term customer relationships and these single name concentrations place the Group at risk of loss should default occur.

UK house prices have declined significantly, albeit modest increases have been observed more recently, reflecting a correction of severely inflated asset values, triggered by the economic downturn and lower availability of credit. Economic or other factors may lead to further contraction in the mortgage market and further decreases in housing prices. Many borrowers in the UK borrow on short-term fixed or discounted floating rates and when such rates expire the continued reduced supply and stricter terms of mortgages, together with the potential for higher mortgage rates, could lead to higher default and delinquency rates. The Group provides mortgages to buy-to-let investors where increasing unemployment, an excess supply of rental property or falls in rental demand could also impact the borrowers’ income and ability to service the loans. If interest rates rise, or the current economic recovery falters, causing further decreases in house prices and/or increases in unemployment, the Group’s retail portfolios could generate substantial impairment losses which could materially affect its operations, financial condition and prospects. Furthermore, the Group has direct exposure to self-certification and sub-prime mortgages in the UK and is therefore subject to the risks inherent in this type of mortgage lending in the event of decreases in house prices, increases in unemployment or a reduction in borrowers’ incomes and the risk that the Group has incorrectly assessed the credit quality or willingness to pay of borrowers as a result of incomplete or inaccurate disclosure by those borrowers. At present, mortgage default and delinquency rates are cushioned by unprecedented low rates of interest which have improved customer affordability, and this has created the risk of increased defaults and delinquency rates as the economy recovers from the recession and interest rates start to rise.

Although the Board believes that overall impairments for the Group have peaked, there is a risk of further increases in the impairment charges for some businesses and there remain ongoing concerns with regard to the outlook for the Irish economy in particular. Moreover, there remains a risk that further material impairments in the Group’s portfolios could come to light, particularly in the event of any further significant deterioration in the economic environment although the performance of some of the Group’s exposures might deteriorate further even in the absence of further economic decline, particularly in Ireland. Any such unforeseen material further impairments could have a material and adverse effect on the Group’s operations, financial condition and prospects.

4.2	Concentration of credit and market risk could increase the potential for significant losses.

The Group has exposure to concentration risk where its business activities focus particularly on a similar type of customer or product or geographic location including the UK market, which could be adversely affected by changes in economic conditions. Additionally, the heritage HBOS strategy of supporting UK entrepreneurs together with its joint venture model and its focus on commercial property lending has given rise to significant single name and risk capital exposure. Given the Group’s high concentrations of property exposure, further decreases in residential or commercial property values and/or further tenant defaults are likely to lead to higher impairment losses, which could materially affect its operations, financial condition and prospects.

The Group’s efforts to diversify or hedge its credit portfolio against concentration risks may not be successful and any concentration of credit risk could increase the potential for significant losses in its credit portfolio. In addition, the disruption in the liquidity or transparency of the financial markets may result in the Group’s inability to sell or syndicate securities, loans or other instruments or positions held, thereby leading to increased concentrations of such positions. These concentrations could expose the Group to losses if the mark-to-market value of the securities, loans or other instruments or positions declines causing the Group to take write-downs. Moreover, the inability to reduce the Group’s positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on the Group’s balance sheet, thereby increasing its capital requirements and funding costs, all of which could adversely affect the Group’s operating results, financial condition and prospects. The acquisition of HBOS has in some cases increased the Group’s exposure to concentration risk, since the combination of two portfolios inevitably gives rise to some greater concentrations than would otherwise have been permitted. Market conditions at present mean that it is difficult to achieve the required level of sales to ameliorate these concentrations.

4.3
If the perceived creditworthiness of market counterparties does not improve or continues to deteriorate, the Group may be forced to record further credit valuation adjustments on securities insured or guaranteed by such parties, which could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

The Group has credit exposure to market counterparties through securities insured or guaranteed by such parties and credit protection bought from such parties with respect to certain over-the-counter derivative contracts, mainly credit default swaps (“CDSs”) which are carried at fair value. The fair value of these underlying CDSs and other securities, and the Group’s exposure to the risk of default by the underlying counterparties, depend on the valuation and the perceived credit risk of the instrument insured or guaranteed or against which protection has been bought. Market counterparties have been adversely affected by their exposure to residential mortgage-linked products, and their perceived creditworthiness has deteriorated significantly since 2007. They may continue to be substantially adversely impacted by such or other events. Their creditworthiness may further deteriorate as a consequence of the deterioration of the value of underlying assets. Although the Group seeks to limit and manage direct exposure to market counterparties, indirect exposure may exist through other financial arrangements and counterparties. If the financial condition of market counterparties or their perceived creditworthiness deteriorates further, the Group may record further credit valuation adjustments on the underlying instruments insured by such parties in addition to those already recorded. Any primary or indirect exposure to the financial condition or creditworthiness of these counterparties could have a material adverse impact on the results of operations, financial condition and prospects of the Group.

4.4
The Group’s borrowing costs and access to the capital markets depend significantly on the Company’s credit ratings and market perception of the Company’s financial resilience and those of Lloyds TSB Bank plc, HBOS plc and the Bank of Scotland plc and any deterioration could materially adversely affect the Group’s results of operations, financial condition and prospects.

As at 20 August 2010, the long-term credit ratings for the Company were A1 from Moody’s Investors Service Limited, A from Standard & Poor’s Ratings Services, AA- (AA minus) from Fitch Ratings Ltd and A (high) from DBRS. As at 20 August 2010, the long-term credit ratings for the Bank were Aa3 from Moody’s Investors Service Limited, A+ (A plus) from Standard & Poor’s Ratings Services, AA- (AA minus) from Fitch Ratings Ltd and AA (low) from DBRS. As at 20 August 2010, the long-term credit ratings for HBOS were A1 from Moody’s Investors Service Limited, A from Standard & Poor’s Rating Services, AA- (AA minus) from Fitch Ratings Ltd and AA (low) from DBRS. As at 20 August 2010, the long-term credit ratings for BOS were Aa3 from Moody’s Investors Service Limited, A+ (A plus) from Standard & Poor’s Ratings Services, AA- (AA minus) from Fitch Ratings Ltd and AA (low) from DBRS.

As at 20 August 2010, the Company also had short-term ratings of A-1 from Standard & Poor’s Ratings Services and F1+ from Fitch Ratings Ltd. The Bank had short-term ratings of P-1 from Moody’s Investors Service Limited, A-1 from Standard & Poor’s Ratings Services, F1+ from Fitch Ratings Ltd and R-1 (middle) from DBRS. HBOS had short-term ratings of P-1 from Moody’s Investors Service Limited, A-1 from Standard & Poor’s Ratings Services, F1+ from Fitch Ratings Ltd and R-1 (middle) from DBRS. BOS had short-term ratings of P-1 from Moody’s Investors Service Limited, A-1 from Standard & Poor’s Ratings Services, F1+ from Fitch Ratings Ltd and R-1 (middle) from DBRS.

Reduction in the credit ratings of the Group or deterioration in the capital market’s perception of the Group’s financial resilience, could significantly increase its borrowing costs, limit its access to the capital markets and trigger additional collateral requirements in derivative contracts and other secured funding arrangements. Therefore, any further reduction in credit ratings or deterioration of market perception could materially adversely affect the Group’s access to liquidity and competitive position, increase its funding costs and, hence, have a material adverse effect on the Group’s business, financial position and results of operations. These material adverse effects could also follow from a reduction in the credit ratings of the Bank, HBOS or BOS.

5	FINANCIAL SOUNDNESS RELATED RISKS

5.1
The Group’s businesses are subject to inherent risks concerning liquidity, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale money markets continues to be limited or becomes more limited. The Group continues to be reliant on various government liquidity schemes and will face refinancing risk as transactions under these schemes mature.

The Group’s businesses are subject to risks concerning liquidity, which are inherent in banking operations. If access to liquidity is constrained for a prolonged period of time, this could affect the Group’s profitability. Whilst the Group expects to have sufficient access to liquidity to meet its funding requirements even in a stressed scenario, under extreme and unforeseen circumstances a prolonged and severe restriction on the Group’s access to liquidity (including government and central bank funding and liquidity support) could affect the Group’s ability to meet its financial obligations as they fall due or to fulfil its commitments to lend, and in such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access, which could have a material impact on the Group’s solvency, including its ability to meet its regulatory minimum liquidity requirements. These risks can be exacerbated by many enterprise-specific factors, including an over-reliance on a particular source of funding (including, for example, securitisations, covered bonds, foreign markets and short-term and overnight money markets), changes in credit ratings, or market-wide phenomena such as market dislocation and major disasters. There is also a risk that corporate and institutional counterparties may look to reduce aggregate credit exposures to the Group or to all banks which could increase the Group’s cost of funding and limit its access to liquidity. In addition, the funding structure employed by the Group may prove to be inefficient giving rise to a level of funding cost that is not sustainable in the long run. The funding needs of the Group will increase to the extent that customers, including conduit vehicles of the Group, draw down under existing credit arrangements with the Group and such increases in funding needs may be material. In order to continue to meet its funding obligations and to maintain or grow its businesses generally, the Group relies on customer savings and transmission balances, as well as ongoing access to the global wholesale funding markets, central bank liquidity facilities (for example, Bank of England, European Central Bank and Federal Reserve Bank of New York) and the UK Government Credit Guarantee Scheme. The ability of the Group to access wholesale and retail funding sources on satisfactory economic terms is subject to a variety of factors, including a number of factors outside of its control, such as liquidity constraints, general market conditions, regulatory requirements, the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors and loss of confidence in the UK banking system, any of which could affect the Group’s profitability or, in the longer term under extreme circumstances, its ability to meet its financial obligations as they fall due.

Medium-term growth in the Group’s lending activities will depend, in part, on the availability of retail funding on appropriate terms, for which there is increasing competition. See “Risk factors – Business and economic risks – The Group’s businesses are conducted in highly competitive environments and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures” for a discussion of the competitive nature of the banking industry and competitive pressures that could have a negative impact on the availability of customer deposits and retail funding. This reliance has increased in the recent past given the difficulties in accessing wholesale funding. Increases in the cost of such funding will impact on the Group’s margins and affect profit, and a lack of availability of such retail deposit funding could impact on the Group’s future growth.

The ongoing availability of retail deposit funding is dependent on a variety of factors outside the Group’s control, such as general economic conditions and market volatility, the confidence of retail depositors in the economy in general and in the Group in particular, the financial services industry specifically and the availability and extent of deposit guarantees. These or other factors could lead to a reduction in the Group’s ability to access retail deposit funding on appropriate terms in the future. Any loss in consumer confidence in the banking businesses of the Group could significantly increase the amount of retail deposit withdrawals in a short space of time and this may have an adverse effect on the Group’s profitability. Should the Group experience an unusually high and unforeseen level of withdrawals, in such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access, which could have a material impact on the Group’s solvency.

In addition, if the continuing difficulties in the wholesale funding markets are not resolved or central bank provision of liquidity to the financial markets is abruptly curtailed, it is likely that wholesale funding will prove even more difficult to obtain. Such liquidity constraints could affect the Group’s profitability. Whilst the Group expects to have sufficient access to liquidity to meet its funding requirements even in a stressed scenario, under extreme and unforeseen circumstances a prolonged and severe restriction on the Group’s access to these traditional sources of liquidity could have a material adverse effect on the Group’s business, financial position and results of operations, and in such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access and which, in turn, could have a material impact on the Group’s solvency.

Whilst various governments, including the UK Government, and central banks have taken substantial measures to ease the crisis in liquidity, (for example, the UK Credit Guarantee Scheme), there can be no assurance that these measures will succeed in materially improving the liquidity position of major UK banks, including the Group in the longer term. Further, there can be no assurance that these conditions will not lead to an increase in the overall concentration risk and cost of funding of the Group. The Group has substantially relied on the Bank of England liquidity facilities as well as the UK Government funding scheme. The Bank of England has confirmed that there will not be any extension or renewal of the Special Liquidity Scheme (which was closed for new transactions in January 2009), and the Group does not expect any extension or renewal of the Credit Guarantee Scheme (which was closed for new issuance in February 2010). Accordingly, the Group will face a refinancing concentration during 2011 and 2012 associated with the maturity of the Special Liquidity Scheme transactions and Credit Guarantee Scheme issuance undertaken by the Group prior to the closure of those schemes. While the Group expects that the impact of this refinancing concentration can be mitigated by a combination of alternative funding over the course of the next two years and reductions in the Group’s net wholesale funding requirement over the same period, there can be no assurance that these mitigation efforts will be successful. Under the GAPS Withdrawal Deed, the Company has developed with the FSA a medium term funding plan aimed at reducing dependence on short term funding, to be regularly reviewed by the FSA and the Bank of England. If the Group’s funding plan is not successful in mitigating the impact of this refinancing concentration in 2011, the Group could at that time face serious liquidity constraints, which would have a material adverse impact on its solvency.

At the time of the acquisition of HBOS, the HBOS Group had a funding profile that involved the need to refinance a higher volume of maturing wholesale funding than that of heritage Lloyds TSB. As this continues to be the case, the funding profile of the Group involves substantially higher refinancing risk than the funding profile of heritage Lloyds TSB on a stand-alone basis. The Group will also continue to be dependent on its credit ratings in order to be able to attract wholesale investors into its debt issuance programmes; should the ratings fall, the cost of refinancing will increase and it may not be possible to refinance borrowings as they mature on favourable terms. Such increased refinancing risk, in isolation or in concert with the related liquidity risks noted above, could have a material adverse effect on the Group’s profitability and, in the longer term under extreme and unforeseen circumstances, its ability to meet its financial obligations as they fall due.

5.2
The Group has been and could continue to be negatively affected by the soundness and/or the perceived soundness of other financial institutions, which could result in significant systemic liquidity problems, losses or defaults by other financial institutions and counterparties, and which could materially adversely affect the Group’s results of operations, financial condition and prospects.

Against the backdrop of the lack of liquidity and the relatively high cost of funds compared to official rates in the interbank lending market, the Group is subject to the risk of deterioration of the commercial soundness and/or perceived soundness of other financial services institutions within and outside the United Kingdom. Financial services institutions that deal with each other are interrelated as a result of trading, investment, clearing, counterparty and other relationships. This risk is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom the Group interacts on a daily basis, all of which could have an adverse effect on the Group’s ability to raise new funding.  This is further influenced by the sovereign debt risk and weakness of the economies in Italy, the Republic of Ireland, Greece, Portugal and Spain.

The Group routinely executes a high volume of transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients, resulting in a significant credit concentration. The Group is exposed to counterparty risk as a result of financial institution failures and nationalisations and will continue to be exposed to the risk of loss if counterparty financial institutions fail or are otherwise unable to meet their obligations. A default by, or even concerns about the financial resilience of, one or more financial services institutions could lead to further significant systemic liquidity problems, or losses or defaults by other financial institutions, which could have a material and adverse effect on the Group’s results of operations, financial condition and prospects.

5.3	The Group is subject to the risk of having insufficient capital resources to meet the minimum required by regulators.

The Group is subject to extensive regulation and regulatory supervision in relation to the levels of capital in its business. Currently, the Group meets and exceeds its regulatory capital requirements. The Group expects to continue to meet both its regulatory capital requirements and the additional capital requirements imposed by the FSA stress test. However, the FSA could apply increasingly stringent stress case scenarios in determining the required capital ratios for the Group and other banks, increase the minimum regulatory requirements imposed on the Group, introduce liquidity restrictions, introduce new ratios and/or change the manner in which it applies existing regulatory requirements to recapitalised banks including those within the Group. Specifically, in relation to the consultation papers issued by the Basel Committee on Banking Supervision (“strengthening the resilience of the banking sector” and “International framework for liquidity risk measurement, standards and monitoring”), the Group is participating in the industry-wide consultation and calibration exercises taking place through 2010. In order to meet additional regulatory capital requirements, the Group may be forced to raise further capital.

Further, within the Group, the heritage Lloyds TSB Group and HBOS Group businesses may have approaches to the Basel II modelling of regulatory capital requirements which may differ according to the assumptions used. As the two model methodologies are aligned over time this may result in changes to the Group’s combined reported level of regulatory capital.

The Group’s ability to maintain its targeted and regulatory capital ratios in the longer term could be affected by a number of factors, including net synergies and implementation costs following the acquisition of HBOS, and its level of risk-weighted assets, post-tax profit and fair value adjustments. In addition to the fair value adjustments, the Group’s core tier 1 capital ratio will be directly impacted by any shortfall in forecasted after-tax profit (which could result, most notably, from greater than anticipated asset impairments and/or adverse volatility relating to the insurance or lending businesses). Furthermore, under Basel II, capital requirements are inherently more sensitive to market movements than under previous regimes and capital requirements will increase if economic conditions or negative trends in the financial markets worsen.

If the regulatory capital requirements, liquidity restrictions or ratios applied to the Group are increased in the future, any failure of the Group to maintain such increased regulatory capital ratios could result in administrative actions or sanctions, which in turn may have a material adverse effect on the Group’s operating results, financial condition and prospects. A shortage of available capital would also affect the Group’s ability to pay dividends, continue organic growth or pursue acquisitions or other strategic opportunities. In particular, changes in regulatory capital requirements imposed by the Group’s regulators could cause the Group to defer the re-introduction of ordinary dividends or change its dividend policy.

The Group’s life assurance and general insurance businesses in the UK are subject to capital requirements prescribed by the FSA, and the Group’s life and general insurance companies outside the UK are subject to local regulatory capital requirements. In July 2007, the European Commission published a draft proposal for primary legislation to define broad “framework” principles for Solvency II, a fundamental review of the capital adequacy regime for the European insurance industry. Solvency II aims to establish a revised set of EU-wide capital requirements where the required regulatory capital will be dependent upon the risk profile of the entities, together with risk management standards, that will replace the current Solvency I requirements. Solvency II is still in development, but there is a risk that the final regime could increase the amount of regulatory capital the Group’s life assurance and general insurance businesses are required to hold, thus decreasing the amount of capital available for other uses.

6	INSURANCE RELATED RISKS

6.1
The Group’s insurance businesses and employee pension schemes are subject to risks relating to insurance claim rates, pension scheme benefit payment levels and changes in insurance customer and employee pension scheme member behaviour.

The life and pensions insurance businesses of the Group and its employee pension schemes are exposed to short-term and longer-term variability arising from uncertain longevity and ill-health rates. Adverse developments in any of these factors will increase the size of the Group’s insurance and employee pension scheme liabilities and may adversely affect the Group’s financial condition and results of operations.

Customer behaviour in the life and pensions insurance business may result in increased propensity to cease contributing to or cancel insurance policies at a rate in excess of business assumptions. The consequent reduction in policy persistency and fee income has an adverse impact upon the profitability of the life and pensions business of the Group. The behaviour of employee pension scheme members affects the levels of benefits payable from the schemes. For example, the rate at which members cease employment affects the aggregate amount of benefits payable by the schemes. This rate may differ from applicable business assumptions. Adverse variances may increase the size of the Group’s aggregate pension liabilities and may adversely affect the Group’s financial condition and results of operations.

The general insurance businesses of the Group are exposed to the risk of uncertain insurance claim rates. For example, extreme weather conditions can result in high property damage claims, higher levels of theft can increase claims on property, contents and motor vehicle insurance and changes to unemployment levels can increase claims on loan protection insurance. These claims rates may differ from business assumptions and negative developments may adversely affect the Group’s financial condition and results of operations.

UK banks recognise an insurance asset in their balance sheets representing the value of in-force business (“VIF”) in respect of long-term life assurance contracts, being insurance contracts and investment contracts with discretionary participation features. This asset represents the present value of future profits expected to arise from the portfolio of in-force life assurance contracts. Adoption of this accounting treatment results in the earlier recognition of profit on new business, but subsequently a lower contribution from existing business, when compared to the recognition of profits on investment contracts under IAS 39 (Financial Instruments: Recognition and Measurement). Differences between actual and expected experience may have a significant impact on the value of the VIF asset, as changes in experience can result in significant changes to modelled future cash flows. The VIF asset is calculated based on best-estimate assumptions made by management, including mortality experience and persistency. If these assumptions prove incorrect, the VIF asset could be materially reduced, which in turn could have a material adverse effect on the Group’s financial condition and results of operations.

Also, as further described in “Risk factors – Business and economic risks – The Group’s businesses are inherently subject to the risk of market fluctuations, which could materially adversely affect its operating results, financial condition and prospects”, the Group’s insurance assets are subject to the risk of market fluctuations.

7	LEGAL AND REGULATORY RISKS

7.1
The Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a significant material adverse effect on the Group’s operating results, financial condition and prospects.

The Group conducts its businesses subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK and the other markets where it operates. This is particularly the case in the current market environment, which is witnessing increased levels of government and regulatory intervention in the banking sector, which the Group expects to continue for the foreseeable future. Future changes in regulation, fiscal or other policies are unpredictable and beyond the control of the Group and could materially adversely affect the Group’s business.

Areas where changes could have an adverse impact include, but are not limited to:

(i)	the monetary, interest rate and other policies of central banks and regulatory authorities;

(ii)
general changes in government or regulatory policy, or changes in regulatory regimes that may significantly influence investor decisions in particular markets in which the Group operates, may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;

(iii)	changes to prudential regulatory rules relating to capital adequacy and liquidity frameworks;

(iv)	external bodies applying or interpreting standards or laws differently to those applied by the Group historically;

(v)	changes in competition and pricing environments;

(vi)	further developments in requirements relating to financial reporting, corporate governance, conduct of business and employee compensation;

(vii)	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; and

(viii)	other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Group’s products and services.

In the United Kingdom and elsewhere, there is increased political and regulatory scrutiny of the banking industry and, in particular, retail banking. The UK Government, the FSA and other regulators in the United Kingdom or overseas may intervene further in relation to areas of industry risk already identified, or in new areas, which could adversely affect the Group.

The Competition Commission, the FSA and the OFT have recently carried out, or are currently conducting a number of industry wide inquiries.  Also in the UK and overseas the Group is subject to legal and regulatory proceedings, challenges and investigations (which may include class action lawsuits) and other complaints (including to the Financial Ombudsman Service).  The outcome of any inquiry, investigation, proceeding or complaint is inherently uncertain.

In addition, the Group faces increased political and regulatory scrutiny as a result of the Group’s perceived size and systemic importance following the acquisition of HBOS. Such scrutiny may focus on, or include review of, the historical operations of the HBOS Group as well as the characteristics of the enlarged Group. In clearing the acquisition of HBOS without a reference to the UK Competition Commission, the Secretary of State noted that there were some competition concerns identified by the OFT in the markets for personal current accounts and mortgages in Great Britain and the market for SME banking in Scotland. The OFT has also reiterated that it will consider whether to refer any banking markets to the Competition Commission if it identifies any prevention, restriction or distortion of competition.

The Act received Royal Assent on 8 April 2010. The Act establishes a new consumer financial education body, amends the FSMA to provide the FSA with a new financial stability statutory objective, gives the FSA powers to make rules on remuneration arrangements, short selling, living wills, consumer redress schemes, and extends its enforcement powers. In addition, the UK Government has announced plans to give the Bank of England macro- and micro-prudential supervisory powers over UK regulated banks and to create a new Customer Protection and Markets Authority (CPMA) to take over the FSA’s conduct of business supervisory role, together with certain other duties from the FSA and other bodies.  The Act and the Bank of England’s proposed new supervisory powers could have significant ramifications for the FSA’s approach to regulating the Group, particularly regarding the setting of capital and liquidity requirements and also conduct of business regulations.

Evolving capital and liquidity requirements continue to be a priority risk for the Group.  In December 2009, and updated in July 2010, the Basel Committee on Banking Supervision put forward proposals for a capital and liquidity reform package which will require some fundamental changes to regulatory capital and liquidity standards at a global level.  Proposals at this stage include changes to the definition of ‘capital’, new definitions for the calculation of counterparty credit risk and leverage ratios, additional capital buffers and development of a global liquidity standard.  Details of the package are due to be finalised by the end of 2010 with implementation currently expected to be phased in between the end of 2012 and 2018.

The UK government has also announced that a bank levy will be imposed on large UK banks and foreign banks operating in the UK from 1 January 2011. The government has also appointed an independent commission to review possible structural measures to reform the banking system and promote stability and competition and consider whether to force the UK's largest financial institutions to decouple their retail and investment banking businesses.  That commission will publish its final report by the end of September 2011, and will consider the extent to which large banks gain competitive advantage from being perceived as too big to fail.  The Treasury Select Committee has also announced its intention to conduct an examination of competition in retail banking and the future of free banking.  It is too early to quantify the potential impact of these developments on the Group

Amendments to a number of EU directives are being considered, including the Distance Marketing Directive, Markets in Financial Instruments Directive; Capital Requirements Directive, E-Money Directive, Undertakings for Collective Investment in Transferable Securities (UCITS) Directive and the Financial Groups Directive. Compliance with any changes in regulation or with any regulatory intervention resulting from political or regulatory scrutiny may significantly increase the Group’s costs, impede the efficiency of its internal business processes, limit its ability to pursue business opportunities, or diminish its reputation. Any of these consequences could have a material adverse effect on the Group’s operating results, financial condition and prospects.

The International Accounting Standards Board has further clarified its programme of work over the last six months. This is expected to deliver a suite of new accounting standards in

2010 and 2011, which are expected to be mandatory from 2013 onwards, with early adoption permitted in some cases. Any of these standards could have a material adverse effect on the Group’s operating results, financial or capital position or its prospects.

A number of other changes in regulation will come into effect in the short term that will have an impact on the Group including implementation of new reverse stress testing requirements, the delivery deadline of 31 December 2010 for the Single Customer View implementation and proposed changes to bank remuneration rules at EU level. The Group may also be subject to increased direct supervisory influence at an EU level via the Committee of European Banking Supervisors (CEBS), the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) and the Committee of European Securities Regulators (CESR) as new EU Supervisory Authorities. From 2011 these bodies will become new EU Supervisory Authorities and will be known as the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority respectively.

7.2
In the United Kingdom, firms within the Group are responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

In the United Kingdom, the Financial Services Compensation Scheme (“FSCS”) was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it. The FSCS is funded by levies on firms authorised by the FSA, including firms within the Group. The Group continues to provide for its share of the management expenses levy and the estimated interest cost on the FSCS borrowings. Going forward, further provisions in respect of these costs are likely to be necessary until the borrowings are repaid. The ultimate cost to the industry, which will also include the cost of any compensation payments made by the FSCS and, if necessary, the cost of meeting any shortfall after recoveries on the borrowings entered into by the FSCS, remains uncertain although it may be significant and the associated costs to the Group may have a material adverse effect on its results of operations and financial condition.

The FSA requires that UK deposit-taking institutions develop systems by 31 December 2010 to produce a Single Customer View (“SCV”), providing an aggregated view of each customer’s eligibility for compensation in the event of a failure. In the event that the Group fails to deliver such a project to the regulator’s standards or timetables, there is the risk of public sanction, financial penalty and/or the deployment by the FSA of such other regulatory tools as it deems appropriate to the circumstances. Other potential changes to the FSCS arrangements with the potential to require the Group to incur additional costs or expose the Group to risks may arise from ongoing discussions at the national and European Union levels around the future design of deposit protection schemes, including but not limited to potentially increasing the level of protection which is accorded to deposits and/or moving to pre-funding of compensation schemes. FSA intends to carry out a consultation exercise in the fourth quarter of 2010 before introducing any further proposals relating to the FSCS.

From 1 January 2010 (subject to the rules of the FSCS):

•	eligible deposit claimants remain entitled to receive 100 per cent. compensation for financial loss up to £50,000;

•	eligible investment business and mortgage advice and arranging claimants are entitled to receive 100 per cent. compensation for financial loss up to £50,000; and

•	eligible insurance claimants are entitled to receive 90 per cent. of the claim (except compulsory insurance for which it is 100 per cent. of the claim).

7.3
The Group is exposed to various forms of legal and regulatory risk, including the risk of mis-selling financial products, acting in breach of legal or regulatory principles or requirements and giving negligent advice, any of which could have a material adverse effect on its results or its relations with its customers.

The Group is exposed to many forms of legal and regulatory risk, which may arise in a number of ways. Primarily:

(i)
certain aspects of the Group’s business may be determined by the authorities, the Financial Ombudsman Service (“FOS”) or the courts as not being conducted in accordance with applicable laws or regulations, or, in the case of FOS, with what is fair and reasonable in the Ombudsman’s opinion;

(ii)
the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products by or attributed to a member of the Group, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers; all of which may require additional provisions;

(iii)	contractual obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;

(iv)
the Group holds accounts for a number of customers that might be or are subject to interest from various regulators and authorities including the Serious Fraud Office, those in the U.S. and others. The Group is not aware of any current investigation into the Group as a result of any such enquiries but cannot exclude the possibility of the Group’s conduct being reviewed as part of any such investigations;

(v)	the intellectual property of the Group (such as trade names) may not be adequately protected; and

(vi)	the Group may be liable for damages to third parties harmed by the conduct of its business.

Failure to manage these risks adequately could impact the Group adversely, both financially and reputationally, through an adverse impact on the Group’s brands.

8	OPERATIONAL RISKS AND RELATED ISSUES

8.1	The Group could fail to attract or retain senior management or other key employees.

The Group’s success depends on the ability and experience of its senior management and other key employees. The loss of the services of certain key employees, particularly to competitors, could have a material adverse effect on the Group’s results of operations, financial condition and prospects. In addition, as the Group’s businesses develop, both in the UK and in other jurisdictions, future success will depend on the ability to attract and retain highly-skilled and qualified personnel, which cannot be guaranteed, particularly in light of the increased regulatory intervention in financial institutions and management compensation arrangements coming under government prescription. For example, the Group’s remuneration arrangements are subject to the FSA’s Rule and supporting Code on remuneration (which only apply to certain financial institutions), effective from 1 January 2010 for the 2009 performance year. In addition, in the GAPS Withdrawal Deed, the Group has acknowledged to HM Treasury its commitment to the principle that, from 2010, it should be at the leading edge of implementing the G20 principles, the FSA code and any remuneration provisions accepted by the Government from the Walker Review, provided that this principle shall always allow the Group to operate on a level playing field with its competitors. Furthermore, the Group has agreed with HM Treasury the specific deferral and clawback terms which will apply to any bonuses in respect of the 2009 performance year and these may affect the Group’s ability to offer competitive remuneration arrangements.

Therefore, depending on the nature of the remuneration arrangements developed, staff retention and recruitment may become more difficult. The failure to attract or retain a sufficient number of appropriate personnel could significantly impede the Group’s financial plans, growth and other objectives and have an adverse effect on its business, financial position and results of operations.

In addition, failure to manage trade union relationships effectively may result in disruption to the business and its operations causing potential financial and reputational loss.

8.2
Weaknesses or failures in the Group’s internal processes and procedures and other operational risks could materially adversely affect the Group’s results of operations, financial condition and prospects and could result in reputational damage.

Operational risks, through inadequate or failed internal processes and/or systems (including financial reporting and risk monitoring processes) or from people-related or external events, including the risk of fraud and other criminal acts carried out against the Group, are present in the Group’s businesses. The Group’s businesses are dependent on their ability to process and report accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Any weakness in such internal controls and processes could have a negative impact on the Group’s results or its ability to report adequately such results during the affected period. Furthermore, damage to the Group’s reputation (including to customer confidence) arising from actual or perceived inadequacies, weaknesses or failures in Group systems or processes could have a significant adverse impact on the Group’s businesses. Notwithstanding anything in this risk factor, this risk factor should not be taken as implying that either the Company or any relevant company within the Group will be unable to comply with its obligations as a company with securities admitted to the Official List or as a supervised firm regulated by the FSA (as the case may be).

8.3	Terrorist acts, other acts of war, geopolitical, pandemic or other such events could have a material adverse impact on the Group’s results of operations, financial condition and prospects.

Terrorist acts, other acts of war or hostility, geopolitical, pandemic or other such events and responses to those acts/events may create economic and political uncertainties, which could have a material adverse impact on UK and international economic conditions generally, and more specifically on the business and results of the Group in ways that cannot necessarily be predicted.

9	OTHER RISKS

9.1	The Group’s financial statements are based in part on assumptions and estimates which, if wrong, could cause losses in the future.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, include impairment of financial assets; valuation of financial instruments; pensions; goodwill; insurance and taxation; which are discussed in detail in  the Company’s 2009 Annual Report on Form 20-F under the section entitled “Critical Accounting Estimates and Judgements” as set out on pages F-19 to F-23 therein.

If the judgement, estimates and assumptions used by the Group in preparing its consolidated financial statements are subsequently found to be incorrect, there could be a material impact on the Group’s results of operations and a corresponding impact on its funding requirements and capital ratios.

9.2
The Company is a holding company and as a result, is dependent on dividends from its subsidiaries to meet its obligations including its obligations with respect to its debt securities, and to provide funds for payment of dividends to shareholders.

Lloyds Banking Group plc is a non-operating holding company and as such the principal sources of its income are from operating subsidiaries who also hold the principal assets of the Group. As a separate legal entity, the Company relies on remittance of their dividends and other funds in order to be able to pay obligations to its shareholders and debt holders as they fall due.

9.3	The Bank is partly dependent on dividends from its subsidiaries to meet its obligations, including its obligations with respect to its debt securities.

Lloyds TSB Bank plc is a bank as well as a holding company and as such one of its sources of income is dividends from its operating subsidiaries. Following the Group Reorganisation, a proportion of Lloyds TSB Bank plc’s income is derived from the businesses and assets of the HBOS Group. Therefore, in order to be able to pay the obligations to debt holders as they fall due, Lloyds TSB Bank plc relies in part on the remittance of dividends and other funds from its operating subsidiaries including the HBOS Group.

9.4
Failure to manage the risks associated with changes in taxation rates or law, or misinterpretation of the law, could materially and adversely affect the Group’s results of operations, financial condition and prospects.

Tax risk is the risk associated with changes in taxation rates or law, or misinterpretation of the law. This could result in increased charges, financial loss including penalties, and reputational damage. Failure to manage these risks adequately could impact the Group materially and adversely and could have a material negative impact on the Group’s performance.

9.5
Following the acquisition of HBOS, any further increase in HM Treasury’s shareholding percentage in the Company, or the aggregation of HM Treasury’s interests with that of other shareholders holding 5 per cent. or more, could lead to the Group suffering adverse tax consequences.

Certain companies have material tax losses and reliefs which they anticipate carrying forward to reduce tax payable in the future and restrictions on the ability to utilise these losses and reliefs could affect the post-tax profitability and capital position of the Group. Following the acquisition of HBOS, actions which could possibly cause the loss of these reliefs to occur would include any further increase in HM Treasury’s shareholding in Lloyds Banking Group plc, or the aggregation of HM Treasury’s interests with that of other shareholders holding 5 per cent. or more. These actions, if coupled with the occurrence of certain specified events in relation to the Group companies (including a major change in the nature or conduct of a trade carried on by such a Group company or an increase in capital of such a Group company with an investment business) would, in the case of legacy HBOS Group companies, and could, in the case of legacy Lloyds TSB Group companies, cause restrictions on the ability to utilise these losses and reliefs. The Company considers that it will be able to conduct its business, and the business of the Group, in a manner which avoids the occurrence of these specified events. However, the ability to do so cannot be predicted with any certainty at the date of this document.

LLOYDS BANKING GROUP

Overview

The businesses of the Lloyds Banking Group are in or owned by the Bank. Lloyds Banking Group is a leading UK based financial services group providing a wide range of banking and financial services, primarily in the UK, to personal and corporate customers.

History and development of Lloyds Banking Group

The history of the Group can be traced back to the 18th century when the banking partnership of Taylors and Lloyds was established in Birmingham, England. Lloyds Bank Plc was incorporated in 1865 and during the late 19th and early 20th centuries entered into a number of acquisitions and mergers, significantly increasing the number of banking offices in the UK. In 1995, it continued to expand with the acquisition of the Cheltenham and Gloucester Building Society (C&G).

TSB Group plc became operational in 1986 when, following UK Government legislation, the operations of four Trustee Savings Banks and other related companies were transferred to TSB Group plc and its new banking subsidiaries. By 1995, the TSB Group had, either through organic growth or acquisition, developed life and general insurance operations, investment management activities, and a motor vehicle hire purchase and leasing operation to supplement its retail banking activities.

In 1995, TSB Group plc merged with Lloyds Bank Plc. Under the terms of the merger, the TSB and Lloyds Bank groups were combined under TSB Group plc, which was re-named Lloyds TSB Group plc with Lloyds Bank Plc, which was subsequently re-named Lloyds TSB Bank plc, the principal subsidiary. In 1999, the businesses, assets and liabilities of TSB Bank plc, the principal banking subsidiary of the TSB Group prior to the merger, and its subsidiary Hill Samuel Bank Limited were vested in Lloyds TSB Bank plc, and in 2000, Lloyds TSB Group acquired Scottish Widows. In addition to already being one of the leading providers of banking services in the UK, this transaction also positioned Lloyds TSB Group as one of the leading suppliers of long-term savings and protection products in the UK.

On 18 September 2008, with the support of the UK Government, the boards of Lloyds TSB Group plc and HBOS plc announced that they had reached agreement on the terms of a recommended acquisition by Lloyds TSB Group plc of HBOS plc. The shareholders of Lloyds TSB Group plc approved the acquisition at the company’s general meeting on 19 November 2008.  On 16 January 2009, the acquisition was completed and Lloyds TSB Group plc changed its name to Lloyds Banking Group plc.

Pursuant to two placing and open offers which were completed by the Company in January and June 2009 and the Rights Issue completed in December 2009, the UK Government acquired 43.4 per cent. of the Company’s issued ordinary share capital. Following further issues of ordinary shares, the UK Government’s holding has been reduced to approximately 40.6 per cent.

Strategy

The Group’s corporate strategy supports its vision of being recognised as the best financial services company in the UK by customers, colleagues and shareholders. The strategy is focused on being a conservative, “through the cycle” relationship-based business.

The main focus for the Group remains the financial services markets in the UK and the Group’s strategic position was strengthened through the acquisition of HBOS in January 2009. The Group is a well diversified UK financial services group and the largest retail financial services provider in the UK. The Group has leading positions in many of the markets in which it participates, a market leading distribution capability, well recognised brands and a large customer base. The scale of the organisation provides the opportunity to further invest in products and services, systems and training that combined will offer improved choice and service to the Group’s customers. The effective integration of the two businesses will be a significant challenge over the next few years, but comprehensive plans are in place and progress is already being made. The Group’s corporate strategy is focused on the following.

Developing strong customer franchises that are based on deep customer relationships

The Group’s businesses are focused on extending the reach and depth of its customer relationships, whilst enhancing product capabilities to build competitive advantage. Striving to understand and effectively meet the needs of the Group’s customers from core banking products to the more specialist services such as insurance, wealth management or corporate banking is at the heart of the Group’s business and is fundamental to ensuring that the Group is developing long-lasting customer relationships.

Building a high performance organisation

In building a high performance organisation the Group is focused on improving its cost efficiency and utilising its capital more effectively whilst maintaining a prudent approach to risk.

•
The Group aspires to have one of the lowest cost: income ratios amongst UK financial institutions and further improving the Group’s processing efficiency and effectiveness will remain a priority. The anticipated synergies arising from the acquisition will be key to further improving the Group’s efficiency.

•	Utilising capital more effectively is increasingly important in the current environment and capital will be rigorously allocated across the Group’s portfolio of businesses to support business growth.

•
The prudent Lloyds TSB “through the cycle” approach to risk has been applied to the enlarged Group. The Group’s conservative and prudent approach to risk is core to the business model and the “through the cycle” approach means that the Group will continue to support its customers throughout the economic cycle. The risk structures and frameworks that have been implemented are the foundation for good business management.

Managing the Group’s most valuable resource, people

Executing the Group’s strategy effectively will only be possible if the Group ensures that deliverables are effectively aligned with its corporate strategy and it manages its most valuable resource, people, well. In driving performance it is important to encourage, manage and develop staff whilst creating a great place to work.

Summary

The Group believes that the successful execution of its strategy to focus on core markets, customer and cost leadership, capital efficiency, a prudent risk appetite and the effective management of its most valuable resource, its people, will bring the Group closer to achieving its vision of being recognised as the best financial services company in the UK.

Businesses and Activities

Following the acquisition of HBOS plc on 16 January 2009, the Group was reorganised into four segments: Retail; Wholesale; Wealth and International; and Insurance.

Retail

Retail is the largest retail bank in the UK and the leading provider of current accounts, savings, personal loans, credit cards and mortgages. With its strong stable of brands including Lloyds TSB, Halifax, Bank of Scotland, Birmingham Midshires and Cheltenham & Gloucester, at 31 December 2009 Retail served over 30 million customers through one of the largest branch and fee free ATM networks in the UK.

At 31 December 2009, Retail had approximately 22 million current account customers and provided social banking to over 4 million people through basic banking or social banking accounts. It was also the largest provider of personal loans in the UK, as well as being the UK’s leading credit card issuer. Retail provides nearly one in four residential mortgages making it the leading UK mortgage lender as well as being a major provider of home finance for the first time buyer. Retail is the largest private sector savings provider in the UK, with over 21 million savers at 31 December 2009. It is also a major general insurance and bancassurance distributor, selling a wide range of long-term savings, investment and general insurance products.

Wholesale

The Wholesale division serves in excess of a million businesses, ranging from start-ups and small enterprises to global corporations, with a range of propositions fully segmented according to customer need. The  division comprises Corporate Markets, Treasury and Trading and Asset Finance.

Corporate Markets comprises Corporate, Commercial, Wholesale Markets, Wholesale Equity and Corporate Real Estate Business Support. Corporate and Commercial provide relationship-based banking, risk management and advisory services to corporate and commercial customers principally in the UK. Relationships with customers with an annual turnover greater than £15 million are managed within Corporate. Commercial provides financial services to business customers ranging from new start-ups to those with a turnover of up to £15 million and invoice discounting and factoring services to a broader range of customers. Wholesale Markets provides risk management solutions, specialised lending, acquisition finance, capital markets advisory and multi-product financing solutions to its customers, whilst managing the Group’s own portfolio of structured credit investments and treasury assets. Wholesale Equity comprises our private equity investments including Lloyds Development Capital.  The Corporate Real Estate Business Support Unit provides dedicated support to customers who have been impacted during the recent challenging financial environment, including the provision of finance to maintain cash flow and capital restructuring where appropriate.

Treasury and Trading’s role is to provide access to financial markets in order to meet the Group’s balance sheet management requirements, and provides trading infrastructure to support execution of customer-driven risk management transactions, whilst operating within a well controlled and conservative risk appetite.

Asset Finance consists of a number of leasing, hire purchase and speciality lending businesses including Contract Hire (Lex, Autolease and Hill Hire), Specialist Assets and Consumer Finance (Black Horse Motor and Personal Finance). Hire purchase is a form of consumer financing where a customer takes possession of goods on payment of an initial deposit but the legal title to the goods does not pass to the customer until the agreed number of instalments have been paid and the option to purchase has been exercised.

Wealth and International

Wealth and International is a new division formed in 2009 to give increased focus and momentum to the private banking and asset management businesses and to closely co-ordinate the management of the Group’s international businesses.

The Wealth business comprises private banking, wealth and asset management business in the UK and overseas. The key operations are UK and International Private Banking, which operate under the Lloyds TSB and Bank of Scotland brands, the Channel Islands and Isle of Man offshore businesses, the expatriates business and the Asset Management business which, following the completion of the sale of Insight Investment, is now consolidated within Scottish Widows Investment Partnership. In addition the Group holds a 60 per cent. stake in St James’s Place plc and a 55 per cent. stake in Invista Real Estate, respectively the UK’s largest independent listed wealth manager and real estate fund management group.

The International business comprises the Group’s other international banking businesses outside the UK, with the exception of corporate business in North America which is managed through the Group’s Wholesale division. These largely comprise corporate, commercial and asset finance businesses in Australia, Ireland and Continental Europe and retail businesses in Germany and the Netherlands.

Insurance

The Insurance division consists of three business units:
Life, Pensions and Investments UK
The UK Life, Pensions and Investments business is the leading bancassurance provider in the UK and has one of the largest intermediary sales forces in the industry. The business includes Scottish Widows which, for a number of years, has been a subsidiary of the Lloyds TSB Group and the provider of long-term savings and investment products distributed through all channels of that group. Following the acquisition of HBOS, the Life, Pensions and Investments business also includes business written through the intermediary and bancassurance channels under the Clerical Medical and Halifax brands respectively.
In common with other life assurance companies in the UK, the life and pensions business of each of the life assurance companies in the Lloyds Banking Group is written in a long-term business fund. The main long-term business funds are divided into With Profit and Non-Profit sub-funds.
With-profits life and pensions products are written from the respective With Profit sub-funds in the Group. The benefits accruing from these policies are designed to provide a smoothed return to policyholders who hold their policies to maturity through a mix of annual and final (or terminal) bonuses added to guaranteed basic benefits. The guarantees generally only apply on death or maturity. The actual bonuses declared will reflect the experience of the With Profit sub-fund.

Other life and pensions products are generally written from Non-Profit sub-funds. Examples include unit-linked policies, annuities, term assurances and health insurance (under which a predetermined amount of benefit is payable in the event of an insured event such as being unable to work through sickness). The benefits provided by linked policies are wholly or partly determined by reference to a specific portfolio of assets known as unit-linked funds.

Life, Pensions And Investments Europe
The European Life, Pensions and Investments business distributes products primarily in the German market under the Heidelberger Leben and Clerical Medical brands. The business unit was included within the International division of the former HBOS group.
General Insurance
The combined General Insurance business is a leading distributor of home insurance in the UK, with products sold through the branch network, direct channels and strategic corporate partners. The business is one of the largest underwriters of personal insurance business in the UK and also has significant brokerage operations for personal and commercial insurances. It operates primarily under the Lloyds TSB, Halifax and Bank of Scotland brands.

Competitive Environment

The Group is a diversified UK based financial services group providing a wide range of banking and financial services, predominantly in the UK, to personal and corporate customers. Its main business activities are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision.

In the retail banking market, the Group competes with banks and building societies, major retailers and internet-only providers. In the mortgage market, competitors include the traditional banks and building societies and specialist mortgage providers. The Group competes with both UK and foreign financial institutions in the wholesale banking markets and with bancassurance, life assurance and general insurance companies in the UK insurance market.

The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the United Kingdom in which the Group’s earnings are predominantly generated. Following the acquisition of HBOS, the Group now has greater exposure in a number of other jurisdictions; these include Ireland, Australia and the United States, and hence the Group is exposed to general and sector-specific economic conditions in these markets.

UK Government, EU or other intervention in the banking sector may impact the competitive position of banks within a country and among international competitors which may be subject to different forms of intervention, thus potentially putting the Group at a competitive disadvantage to other banks.

Regulation

Overview of UK Regulation

The cornerstone of the regulatory regime in the UK is the Financial Services and Markets Act 2000 (FSMA) which came into force on 1 December 2001 The FSA has responsibility under the FSMA for the regulation and oversight of a wide range of financial services activities in the UK. The FSA is responsible for the authorisation and supervision of institutions that perform regulated activities as defined in the FSMA. As part of its authorisation process, the FSA reviews applicants to ensure that they satisfy the necessary criteria, including suitability, competence and financial soundness, to engage in regulated activity.

These responsibilities include the regulation of mortgage lending, sales and administration (October 2004) and general insurance sales and administration (January 2005). More recently, on 1 November 2009, responsibility for the regulation of banking conduct of business and for payment services, under the Payment Services Regulations 2009, transferred to the FSA.

As at 30 June 2010 there were 50 UK authorised institutions across the Group. These are regulated by the FSA on both an individual and a consolidated basis.

Regulatory Approach of the FSA

The FSA’s regulatory approach aims to focus and reinforce the responsibility of senior management of a financial institution to ensure that it takes reasonable care to organise and control its affairs responsibly and effectively and that it develops and maintains adequate risk management systems.

A risk-based approach for the supervision of all financial institutions is adopted by the FSA and the starting point for the FSA’s supervision is based on a systematic analysis of an institution’s risk profile. Having determined the level of inherent risk, a minimum capital adequacy requirement is established, which the institution is required to meet at all times.

The FSA carries out its supervision of UK financial institutions through the collection of information from a series of prudential returns covering sterling and non-sterling operations, on-site reviews (through its ARROW reviews and through industry-wide thematic reviews), desk-based reviews, meetings with senior management and reports obtained from skilled persons. For major retail groups such as the Group, a dedicated relationship team coordinates much of this activity via its “Close and Continuous” supervision regime.

Regular prudential reports required by the FSA include operating statements and returns covering (amongst other things) capital adequacy, liquidity, large single exposures and large exposures to related borrowers. Capital adequacy returns are submitted on a periodic basis for all the authorised institutions within the Group. Regular non-prudential reports required by the FSA include complaints data, daily transaction reporting returns and product sales data. The FSA reporting rules were revised through the introduction of the Integrated Regulatory Reporting Programme, which came into effect in 2008.

The FSA Handbook sets out rules and guidance across a range of issues with which financial institutions are required to comply. These include, amongst other things:

•	Principles for Businesses – 11 high level principles to which financial institutions are required to adhere.

•	Authorisation requirements – these are standards that need to be met in order to be authorised and continue to be met on an ongoing basis.

•	Prudential rules – these relate to capital adequacy and liquidity.

•	Systems and controls requirements that are appropriate to the volume and complexity of activity undertaken.

•
Conduct of Business rules that set out the requirements for aspects such as advising and selling, product disclosure, financial promotions (including compliance with the requirement that such promotions should be clear, fair and not misleading), responsible lending and default.

•	Reporting Requirements – these set out periodic reporting requirements and event driven notifications that must be submitted to the FSA.

•	Training and Competence rules – these are standards that apply to firms providing, amongst other services, advice to retail customers.

•	Code of Market Conduct – this provides further rules and guidance on the market abuse offences set out in the FSMA.

A key theme running through most of the FSA’s rules and regulations is the concept of Treating Customers Fairly (TCF), contained in Principle 6 of the FSA’s Principles for Businesses. From 31 December 2008, the FSA expected all firms to be able to demonstrate that full TCF compliance has been embedded within their business activities, operations and culture. As mentioned above, the Act amends the FSMA to provide the FSA with an added regulatory objective of ‘financial stability’, defined as ‘contributing to the protection and enhancement of the stability of the UK financial system’. In considering this objective, the FSA must have regard to the economic and fiscal consequences for the UK of instability of the UK financial system, the effects on the growth of the UK economy of any regulatory action taken to meet the financial stability objective and the impact on the stability of the UK financial system of events or circumstances outside the UK.

At this stage it is unclear how the addition of the financial stability objective will affect the operation of the FSA’s policy and supervisory functions. It is clear that it could have significant ramifications for the FSA’s approach to the regulation of systemic organisations, particularly as regards the setting of capital and liquidity requirements, and potentially may affect the willingness of the FSA to allow organisations to grow by acquisition where growth could have systemic implications.

The Act also gives the FSA a new financial stability information gathering power which applies to authorised and unauthorised persons and is aimed at assisting the FSA in identifying threats to financial stability. In its consultation paper, the FSA proposes that, when deciding whether to impose a financial stability information requirement, factors it will take into account include: (i) the nature and extent of the risks to financial stability; (ii) whether the information is readily available from another source; and (iii) whether the information may assist the FSA in fulfilling its functions.

The UK Government has announced plans to give the Bank of England macro- and micro-prudential supervisory powers over UK regulated banks and to create a new Customer Protection and Markets Authority (CPMA) to take over the FSA’s conduct of business supervisory role, together with certain other duties from the FSA and other bodies.  The FSA will be disbanded under the current Government plans from 2012.

Other Bodies Impacting the Regulatory Regime

The Bank of England and HM Treasury

The agreed framework for co-operation in the field of financial stability in the financial markets is set out in detail in the Memorandum of Understanding published jointly by HM Treasury, the FSA and the Bank of England at the end of October 1997 and updated in March 2006. The Bank of England has specific responsibilities in relation to financial stability, including: (i) ensuring the stability of the monetary system; (ii) oversight of the financial system infrastructure, in particular payments systems at home and abroad; and (iii) maintaining a broad overview of the financial system through its monetary stability role and the deputy governor’s membership of the FSA’s Board. HM Treasury, the FSA and the Bank of England (collectively “the tri-partite”) work together to achieve stability in the financial markets.

UK Government

The UK Government is responsible for the overall structure of financial regulation and the legislation which governs it. It has no operational responsibility for the activities of the FSA or the Bank of England. However, there are a variety of circumstances where the FSA and the Bank of England will need to alert HM Treasury (the representative of the UK Government) about possible problems, for example, where there may be a need for a support operation or a problem arises which could cause wider economic disruption.

In light of the current crisis in financial markets, the Banking Act 2009 secured Royal Assent in February 2009 and certain provisions, including those relating to the Special Resolution Regime (SRR), bank insolvency and bank administration, came into force at that time. The Banking Act provides the FSA, Bank of England and HM Treasury with tools for dealing with failing institutions as part of the SRR. These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits pursuant to Part IV of the FSMA (each a “relevant entity”) that are failing or are likely to fail to satisfy the threshold conditions (within the meaning of section 41 of the FSMA).

The SRR consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” wholly-owned by the Bank of England; and (iii) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met.

If a parent undertaking is taken into temporary public ownership, HM Treasury may take various actions in relation to any securities issued by it without the consent of the holders thereof (“Investors”), including (among other things):

•	transferring securities free from any restrictions on transfer and free from any trust, liability or encumbrance;

•	delisting the securities;

•	converting securities into another form or class; or

•	prescribing that the transfer of shares takes place free from any trust.

Accordingly, the taking of any such actions could adversely affect the rights of Investors, the price or value of their investment, and the ability of such parent undertaking to satisfy its obligations under the issued securities or the related contracts.

Where the stabilisation powers are exercised, HM Treasury must make statutory provision for a scheme or other arrangements for determining the compensation, if any, due to those affected by an exercise of the powers. However, there can be no assurance that Investors would thereby recover compensation promptly and equal to any loss actually incurred.

UK Financial Ombudsman Service (FOS)

The FOS was established on 1 December 2001 pursuant to the FSMA to provide customers with a free and independent service designed to resolve disputes where the customer is not satisfied with the response received from the regulated firm. The FOS resolves disputes that cover most financial products and services provided in (or from) the UK, from insurance and pension plans to bank accounts and investments, for eligible complainants, private individuals and small businesses, charities or trusts. The jurisdiction of FOS was extended in 2007 to include firms conducting activities under the Consumer Credit Act. Although the FOS takes account of relevant regulation and legislation, its guiding principle is to resolve cases on the basis of what is fair and reasonable; in this regard, the FOS is not bound by law or even its own precedent. The decisions made by the FOS are binding on firms.

Lending Standards Board

The Lending Standards Board (formerly the Banking Code Standards Board) is responsible for monitoring and enforcing compliance with a new Lending Code introduced on 1 November 2009 which relates to lending to private customers and small businesses.

UK Office of Fair Trading (OFT)

The OFT is the UK’s consumer and competition authority. Its regulatory and enforcement powers impact the banking sector in a number of ways. For further details see note 52 to the 2009 consolidated financial statements contained in the Company’s 2009 Annual Report on Form 20-F and “Risk factors – Legal and regulatory risks”.

UK Information Commissioner’s Office

This office is responsible for overseeing implementation of the Data Protection Act 1998. This Act regulates, among other things, the retention and use of data relating to individual customers.

The Freedom of Information Act 2000 (the “FOIA”) sets out a scheme under which any person can obtain information held by, or on behalf of, a “public authority” without needing to justify the request. A public authority will not be required to disclose information if certain exemptions set out in the FOIA apply.

EU Regulation

The UK has implemented all of the directives introduced under the Financial Services Action Plan which was intended to create a single market for financial services across the EU. However, these directives are regularly reviewed at EU level and could be subject to change. The Group will continue to monitor the progress of these initiatives, provide specialist input on their drafting and assess the likely impact on its business.

EU directives, which are required to be implemented in EU Member States through national legislation, have a strong influence over the framework for supervision and regulation of financial services in the UK. The directives aim to harmonise financial services regulation and supervision throughout the EU by setting standards in key areas such as capital adequacy, access to financial markets, consumer protection and compensation schemes.

Financial institutions, such as those in the Group, are primarily regulated in their home state by a local regulator but the Group may be subject to increased direct supervisory influence at an EU level via the Committee of European Banking Supervisors (CEBS), the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) and the Committee of European Securities Regulators (CESR) as new EU Supervisory Authorities.  From 2011 these bodies will become new EU Supervisory Authorities and will be known as the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority respectively.

U.S. Operations and Regulation

In the United States, Lloyds TSB Bank maintains a branch in New York and an agency in Miami, licensed by the States of New York and Florida, respectively. Lloyds Banking Group maintains representative offices in several U.S. cities. The existence of branch and agency offices in the U.S. subjects Lloyds Banking Group plc and its subsidiaries doing business or conducting activities in the U.S. to oversight by the Federal Reserve Board and limits the nature of the activities in which Lloyds Banking Group plc and its subsidiaries can engage in the U.S. Lloyds TSB Bank’s branch and agency offices are subject to extensive federal and state supervision and regulation relating to their operations.

A major focus of U.S. governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with U.S. economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. The Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the U.S. State Department currently designates as state sponsors of terrorism, including Iran, Syria, Cuba, and Sudan. In January 2008, the Group introduced an enhanced financial sanctions policy which applies to all of the Group’s operations and severely restricts activity with certain high risk jurisdictions including the countries designated by the U.S. State Department. From their acquisition in January 2009, HBOS plc and its subsidiaries became subject to the same policy and the Group has undertaken the activities necessary to implement policy requirements across the HBOS heritage businesses. The Group continues to reduce its outstanding exposures to such states which have arisen through historical business activity. In accordance with this policy, the Group intends to engage only in new business in such jurisdictions in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues.

Since its implementation the policy has resulted in a significant reduction in the contacts that the Group had (in terms of value and volume) and the Group expects a further reduction in its contacts in the coming years. The Group does not have, and does not anticipate having, a physical presence in any of the countries designated as state sponsors of terrorism.

At 30 June 2010, the Group does not believe the Group’s business activities relating to countries designated as state sponsors of terrorism were material to its overall business.

The Group estimates that the value of the Group’s business in respect of such states represented less than 0.02 per cent. of the Group’s total assets and, for the year ended 31 December 2009, the Group believes that the Group’s revenues from all activities relating to such states were less than 0.01 per cent. of its total income net of insurance claims. This information has been compiled from various sources within the Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.

Other International Regulation

The Group operates in many other countries around the world. The Group’s overseas operations are subject to reporting and reserve requirements and controls imposed by the relevant central banks and regulatory authorities.

In view of the global financial crisis and the increased scrutiny financial regulators have come under, it is also expected that regulatory regimes in many jurisdictions will be significantly tightened. At a G20 meeting to tackle the financial crisis in November 2008, a set of common principles for the reform of financial markets was set out. These principles have been endorse at subsequent G20 meetings and have the aim of strengthening transparency and accountability; enhancing sound regulation; promoting integrity in financial markets; re-enforcing international co-operation and reforming international institutions. As a result of this and other domestic pressures, it is expected that Group entities in all jurisdictions will be subject to increased scrutiny.

Current Regulatory Themes

Regulatory themes which have a current bearing on the business of the Group include, but are not limited to, the following:

Liquidity Regime

On 5 October 2009 the FSA published its new liquidity rules which significantly broaden the scope of the existing liquidity regime and are designed to enhance regulated firms’ liquidity risk management practices and, in part, can be seen as a response to issues highlighted by the credit crisis. These new rules, which apply to a wider range of entities than the current liquidity regime, are based on the over-arching principle of regulated firms (their subsidiaries and branch offices) being self-sufficient and having adequate liquid resources to withstand particular liquidity stresses. The rules specify that this will be delivered through greatly enhanced systems and controls requirements and a regular and comprehensive liquidity risk assessment of the business which will be linked to the supervisory process and monitored through more granular and frequent reporting on the part of regulated firms. In particular, the rules have introduced enhanced quantification requirements which will ultimately require regulated firms to hold a greater quantity of higher quality liquid assets as a buffer against liquidity stresses. It is noted that the specific rules vary depending on the type of regulated firm and some regulated firms may be able to benefit from particular relaxations.

The new systems and controls requirements apply to most regulated firms from 1 December 2009 and the enhanced quantitative requirements will be introduced in stages over the course of 1 June to 1 November 2010.

Lloyds Banking Group believes that these new rules will apply to it and will likely require changes to its business model, in particular, the requirement to hold increased and higher quality liquid assets and the detailed reporting requirements (which may require Lloyds Banking Group to change or upgrade its systems) may result in reduced profitability for Lloyds Banking Group.

Lloyds Banking Group manages liquidity on a consolidated basis. In order to comply with certain FSA requirements regarding the management of liquidity resources on a consolidated basis certain FSA-authorised deposit-taking subsidiaries of Lloyds Banking Group plc have entered into intra-group facilities.

FSA Supervisory Review into Historical HBOS Disclosures

The FSA is conducting a supervisory review into the accuracy and completeness of financial disclosures made by HBOS in connection with its capital raisings in 2008, including information as to corporate impairments disclosed in the circulars and/or prospectuses issued by HBOS in connection with such capital raisings. The Group is cooperating fully with this review.

Basel II

Basel II has been implemented throughout the EU through the Capital Requirements Directive. This came into force for all European banks on 1 January 2007. With effect from 1 January 2008, for credit risk, the heritage Lloyds TSB Group adopted the Foundation Internal Ratings Based approach for its non-retail exposures and the Advanced (Retail) Internal Ratings Based approach for its retail exposures. The heritage HBOS Group adopted the Advanced Internal Ratings Based approach for both its non-retail and retail exposures.

Both the heritage Lloyds TSB Group and the heritage HBOS Group adopted the Advanced Measurement Approach for Operational Risk from 1 January 2008.

Continuing Obligations

Those Companies in the Group which have securities listed on the Official List or on other regulated markets intend to comply with their obligations as companies with securities admitted to the Official List in connection with further disclosures in relation to the impact of the reviews and inquiries being conducted by the UK Office of Fair Trading as disclosed above on the Group. Under the GAPS Withdrawal Deed, the Group has, among other things, agreed to implement any measures relating to personal current accounts agreed between the OFT and the UK banking industry.

Retail Banking Investigation

On 10 January 2007, the European Commission published the Final Report of its sector inquiry into European retail banking markets covering payment cards and (non-card) payment systems and current accounts and related services. The European Commission found that markets were fragmented along national lines, limiting consumer choice and leading to higher costs for current accounts, loans or payments.

High degrees of variation of prices, profit margins and selling patterns between EU Member States and high degrees of homogeneity within EU Member States were found to be indicative of persisting regulatory or behavioural barriers to competition.

The Final Report identified competition concerns in several areas of retail banking, including:

the combination of sustained high profitability, high market concentration and evidence of entry barriers in some Member States raise concerns about banks’ ability to influence the level of prices for consumers and small firms;

•	large variations in merchant and interchange fees between banks across the EU may indicate competition barriers;

•
the existence of high joining fees for payment cards, co-branding, surcharging and the practice of “blending” card fees where a retailer is charged the same merchant fee irrespective of the different costs of card types;

•	some credit registers, holding confidential data that lenders use to set loan rates, may be used to exclude new entrants to retail banking markets;

•	some aspects of co-operation among banks, including savings and co-operative banks, can reduce competition and deter market entry;

•	product tying by banks is widespread in Member States and can reduce consumer choice and increase banks’ power in the market place to influence prices; and

•	obstacles to customer mobility in banking, notably the inconvenience of changing a current account, are high.

The Final Report also listed the following specific areas where enforcement action by the European Commission and the national competition authorities is appropriate:

•	high interchange fees and merchant fees in some payment card networks;

•	access barriers and discriminatory rules in relation to credit registers;

•	tying of products by some banks; and

•	bank co-operation (in respect to which the European Commission indicated that it intended to gather more information before acting).

Further specific regulatory matters are set out in “Lloyds Banking Group – Legal actions” herein.

Legal Actions

During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory challenge both in the UK and overseas.

Unarranged Overdraft Charges

In April 2007, the OFT commenced an investigation into the fairness of personal current accounts and unarranged overdraft charges. At the same time, it commenced a market study into wider questions about competition and price transparency in the provision of personal current accounts.

The Supreme Court of the United Kingdom published its judgment in respect of the fairness of unarranged overdraft charges on personal current accounts on 25 November 2009, finding in favour of the litigant banks. On 22 December 2009, the OFT announced that it will not continue its investigation into the fairness of these charges. The Group is working with the regulators to ensure that outstanding customer complaints are concluded as quickly as possible and anticipate that most cases in the county courts will be discontinued. The Group expects that some customers will argue that despite the test case ruling they are entitled to a refund of unarranged overdraft charges on the basis of other legal arguments or challenges. The Group is robustly defending any such complaints or claims and does not expect any such complaints or claims to have a material effect on the Group.

The OFT however continued to discuss its concerns in relation to the personal current account market with the banks, consumer groups and other organisations under the auspices of its Market Study into personal current accounts. In October 2009, the OFT published voluntary initiatives agreed with the industry and consumer groups to improve transparency of the costs and benefits of personal current accounts and improvements to the switching process. On 16 March 2010 the OFT published a further update announcing several further voluntary industry wide initiatives to improve a customer’s ability to control whether they used an unarranged overdraft and to assist those in financial difficulty. However, in light of the progress it noted in the unarranged overdraft market since July 2007 and the progress it expects to see over the next two years, it has decided to take no further action at this time and will review the unarranged overdraft market again in 2012.

Interchange Fees

The European Commission has adopted a formal decision finding that an infringement of European Commission competition laws has arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee in respect of cross border transactions in relation to the use of a MasterCard or Maestro branded payment card. The European Commission has required that the fee be reduced to zero for relevant cross-border transactions within the European Economic Area. This decision has been appealed to the General Court of the European Union (the General Court). Lloyds TSB Bank plc and Bank of Scotland plc (along with certain other MasterCard issuers) have successfully applied to intervene in the appeal in support of MasterCard’s position that the arrangements for the charging of a uniform fallback interchange fee are compatible with European Commission competition laws. MasterCard has announced that it has reached an understanding with the European Commission on a new methodology for calculating intra European Economic Area multi-lateral interchange fees on an interim basis pending the outcome of the appeal. Meanwhile, the European Commission and the UK’s OFT are pursuing investigations with a view to deciding whether arrangements adopted by other payment card schemes for the levying of uniform fallback interchange fees in respect of domestic and/or cross-border payment transactions also infringe European Commission and/or UK competition laws. As part of this initiative, the OFT will also intervene in the General Court appeal supporting the European Commission position and Visa reached an agreement with the European Commission to reduce the level of interchange for cross-border debit card transactions to the interim levels agreed by MasterCard. The ultimate impact of the investigations on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings.

Payment Protection Insurance—UK Competition Commission

In January 2009, the UK Competition Commission (the “Competition Commission”) completed its formal investigation into the supply of Payment Protection Insurance (PPI) services (except store card PPI) to non-business customers in the UK and published its final report setting out its remedies, including a prohibition on the active sale of PPI by a distributor to a customer within 7 days of the distributor’s sale of credit to that customer. Prior to this the Group had made the commercial decision to sell only regular monthly premium PPI to its personal loan customers. Recently the Group ceased to offer PPI products to customers, although some existing applications will be honoured for a limited period.

On 16 October 2009, the Competition Appeal Tribunal referred the proposed prohibition back to the Competition Commission. On 14 May 2010 the Competition Commission published its provisional decision retaining in almost all material respects the proposed point of sale prohibition. A final decision is expected in due course and Lloyds Banking Group continues to liaise with the Competition Commission on this issue.

On 1 July 2008, the Financial Ombudsman Service referred concerns regarding the handling of PPI complaints to the FSA as an issue of wider implication. The Group has been working with other industry members and trade associations in preparing an industry response to address regulatory concerns regarding the handling of PPI complaints.

On 29 September 2009, the FSA issued a consultation paper on PPI complaints handling. The FSA has escalated its regulatory activity in relation to past PPI sales generally and proposed new guidance on the fair assessment of a complaint and the calculation of redress and a new rule requiring firms to reassess historically rejected complaints. On 9 March 2010, the FSA issued a further consultation paper on this area, the consultation period for which closed on 22 April (the Group responded to this consultation). The FSA’s proposals were materially the same, although it placed the new rule requiring firms to reassess historically rejected claims on hold for the present. The FSA published its policy statement on this issue on 10 August 2010, setting out its final provisions. Whilst there have been some minor changes to the FSA’s proposals, they are materially the same as those set out in the March 2010 consultation paper. Although the ultimate impact on the Group of the FSA's complaints handling proposals could be material, the precise effect will only be known once the FSA’s requirements have been implemented by the Group and plans for any remedial action (if necessary) finalised.

The statement on 29 September 2009 also announced that several firms had agreed to carry out reviews of past sales of single premium loan protection insurance. The Group has agreed in principle that it will undertake a review in relation to sales of single premium loan protection insurance made through its branch network since 1 July 2007. The precise details of the review are still being discussed with the FSA and the ultimate impact on the Group of any review can only be known at the conclusion of these discussions.

U.S. Economic Sanctions

In January 2009, Lloyds TSB Bank plc announced the settlement it had reached with the U.S. Department of Justice and the New York County District Attorney’s Office in relation to their investigations into historic U.S. dollar payment practices involving countries, persons or entities subject to the economic sanctions administered by the U.S. Office of Foreign Assets Control (“OFAC”).  On 22 December 2009, OFAC announced the settlement it had reached with Lloyds TSB Bank plc in relation to its investigation and confirmed that the settlement sum due to OFAC had been fully satisfied by Lloyds TSB Bank plc’s payment to the Department of Justice and the New York District Attorney’s Office. No further enforcement actions are expected in relation to the matters set out in the settlement agreements.

On 26 February 2009, a purported shareholder filed a derivative civil action in the Supreme Court of New York, Nassau County against certain current and former directors, and nominally against  Lloyds TSB Bank plc and Lloyds Banking Group plc, seeking various forms of relief. The derivative action is at an early stage, but the ultimate outcome of the action is not expected to have a material impact on the Group.

Other Legal Actions

In the ordinary course of its business, the Group is engaged in discussions with the FSA in relation to a range of conduct of business matters, especially in relation to retail products including packaged bank accounts, mortgages, structured products and pensions. The Group is keen to ensure that any regulatory concerns regarding product governance or contract terms are understood and addressed. The ultimate impact on the Group of these discussions can only be known at the conclusion of such discussions.

In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings, regulatory investigations, regulatory challenges and enforcement actions both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases, it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the matter and no provisions are held against such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position.

Material Contracts

Lloyds Banking Group plc and its subsidiaries are party to various contracts in the ordinary course of business.

In 2008, the Company entered into a placing and open offer agreement with The Commissioners of Her Majesty’s Treasury (“HM Treasury”) and the joint sponsors and joint bookrunners named therein, as well as a preference share subscription agreement with HM Treasury, both with effect from 13 October 2008. Prior to the completion of the acquisition of HBOS, HBOS also entered into a placing and open offer agreement with HM Treasury and the joint sponsors and joint bookrunners named therein, as well as a preference share subscription agreement with HM Treasury, both with effect from 13 October 2008.

In 2009, the Company entered into a placing and compensatory open offer agreement with HM Treasury (as amended and restated on 20 March 2009 between the Company, HM Treasury, Citigroup Global Markets U.K. Equity Limited, J.P. Morgan Cazenove Limited and UBS Limited and further amended and restated between the same parties on 18 May 2009). In addition, the Company entered into a registration rights agreement with HM Treasury on 12 January 2009 (as amended with effect from 11 June 2009) pursuant to an obligation to do so under the 2008 placing and open offer agreement referred to above. The Company also entered into a resale rights agreement with HM Treasury pursuant to its obligations under the 2009 placing and open offer agreement. The Company entered into a Pre-Accession Commitments Deed dated 7 March 2009 and a Lending Commitments Deed dated 6 March 2009 (as amended on 23 March 2010) with HM Treasury, both relating to the Company’s proposed participation in the Government Asset Protection Scheme. In addition, in connection with the 2009 rights issue and the Group’s withdrawal from its proposed participation in the Government Asset Protection Scheme, the Company entered into a GAPS Withdrawal Deed with HM Treasury as well as the HMT Undertaking to Subscribe and the Cost Reimbursement Deed. For further details on each of the 2008 and 2009 agreements described above, see “Lloyds Banking Group – Major shareholders and related party transactions – Information about the Lloyds Banking Group’s Relationship with the UK Government”.

In addition to those agreements discussed above, the Company entered into the following agreements, which it considers to be material:

Rights Issue Underwriting Agreement

Pursuant to an underwriting agreement dated 3 November 2009 (entered into in relation to the 2009 rights issue between the Company, the banks, the senior co-lead managers, the co-lead managers and the co-bookrunner (all as named therein)), new shares in the Company were issued at a price of 37 pence per share. Sufficient new shares were issued to ensure that the gross proceeds of the rights issue receivable by the Company, including pursuant to the HMT Undertaking to Subscribe, were not less than £13.5 billion.

HM Treasury undertook to subscribe for its pro rata entitlement under the rights issue and the new shares that were the subject of the HMT Undertaking to Subscribe were not underwritten pursuant to the Rights Issue Underwriting Agreement. Further details of the HMT Undertaking to Subscribe are set out in “Lloyds Banking Group – Major Shareholders and Related Party Transactions – Information about the Lloyds Banking Group’s Relationship with the UK Government”.

In consideration of their services under the Rights Issue Underwriting Agreement, (i) the underwriters (as named in the Rights Issue Underwriting Agreement) were paid an aggregate base fee of 2.25 per cent. of the issue price multiplied by the aggregate number of new shares issued (excluding the new shares that were subscribed by HMT), and (ii) the joint bookrunners (as named in the Rights Issue Underwriting Agreement) were paid additional performance-based discretionary fees. Out of such fees (to the extent received by the joint global coordinators (as named in the Rights Issue Underwriting Agreement), the joint global coordinators were to pay any sub-underwriting commissions (to the extent that sub-underwriters were procured). The joint global coordinators had the ability to arrange sub-underwriting in respect of some, all or none of the new shares issued (other than the new shares to be subscribed by HM Treasury).

The Company agreed to pay all costs and expenses of, or in connection with, the rights issue, the general meeting of the Company convened to approve the rights issue, the related subdivision of the Company’s shares, the allotment and issue of the new shares and the Rights Issue Underwriting Agreement, including (but not limited to) the UK Listing

Authority and the London Stock Exchange listing and trading fees, other regulatory fees and expenses, printing and advertising costs, postage, Equiniti Limited’s charges (as registrar), its own and the banks’, the senior co-lead managers’ and the co-lead managers’ properly incurred legal and other out of-pocket expenses, all accountancy and other professional fees, properly incurred public relations fees and expenses and all stamp duty and stamp duty reserve tax (if any) and other duties and taxes (other than corporation tax incurred by any of the banks, the senior co-lead managers and the co-lead managers on the commissions payable to them).

The obligations of the banks, the senior co-lead managers and the co-lead managers under the Rights Issue Underwriting Agreement were subject to certain limited conditions which were satisfied.

Top Up Issues Underwriting Agreement

Pursuant to the Top Up Issues Underwriting Agreement dated 3 November 2009 among the Company, LBG Capital No.2 plc (as issuer), Lloyds TSB Bank plc (as guarantor) and the joint bookrunners (as named therein), in the event that the exchange offers described in Risk factors – Government-related risks did not generate or were not expected to generate prior to 30 April 2010, or such other date as the Company and the joint global bookrunners (as named therein) might agree, £7.5 billion or more of core tier 1 and/or nominal value of contingent core tier 1 capital, the joint bookrunners severally agreed to underwrite one or more further issues of enhanced capital notes in an aggregate amount sufficient to reduce such shortfall to zero by such date.

In consideration of their underwriting services under the Top Up Issues Underwriting Agreement, and subject to their obligations under the Top Up Issues Underwriting Agreement having become unconditional and the Top Up Issues Underwriting Agreement not having been terminated, the joint bookrunners were to be paid an aggregate underwriting fee of £75 million and additional performance-based discretionary fees.

The obligations of the joint bookrunners under the Top Up Issues Underwriting Agreement and, in relation to each issue of additional enhanced capital notes, the obligations of the joint bookrunners under the Top Up Underwriting Agreement were subject to certain conditions which were satisfied.

Each of the Company, the issuer and the guarantor gave certain customary representations, warranties, undertakings and indemnities to the joint bookrunners, all of which have now expired.

In addition to the fees described above, the joint bookrunners and their affiliates were to be paid pursuant to the Rights Issue Underwriting Agreement and the Top Up Issues Underwriting Agreement:

(i)
an aggregate transaction praecipuum of 0.088 per cent. of £15.1 billion (being the aggregate of the underwriting commitments of the underwriters and the joint bookrunners), or of a sum in excess thereof dependent on the notional amount of the securities submitted in the exchange offers; and

(ii)
a further discretionary aggregate transaction praecipuum (to be paid at the sole discretion of the Company, as to payment and allocation) of 0.088 per cent. of £15.1 billion (being the aggregate of the underwriting commitments of the underwriters and the joint bookrunners), or of a sum in excess thereof dependent on the notional amount of the securities submitted in the exchange offers.

Major Shareholders and Related Party Transactions

Major Shareholders

As at 30 June 2010, the Solicitor for the Affairs of Her Majesty’s Treasury has notified the Company that it has a direct interest of 40.6 per cent. in the Company’s issued share capital with rights to vote in all circumstances at general meetings. No other notification has been received that anyone has an interest of 3 per cent. or more in the Company’s issued ordinary share capital.

All shareholders within a class of the Company’s shares have the same voting rights.

Related Party Transactions

The Group, as at 31 December 2009, had related party transactions with 14 key management personnel. See note 51 to the consolidated financial statements of the Company for the financial year ended 31 December 2009. In addition, material contracts with HM Treasury are described below under “– Information about the Lloyds Banking Group’s relationship with the UK Government”.

Except as described in “Lloyds Banking Group – Material contracts” and below under “– Information about the Lloyds Banking Group’s relationship with the UK Government”, there are no transactions to which the Group is a party involving the UK Government or any body controlled by the UK Government which are material to the Group or, to the Group’s knowledge, to the UK Government or any UK Government controlled body, that were not made in the ordinary course of business, or that are unusual in their nature or conditions. However, considering the nature and scope of the bodies controlled by the UK Government, it may be difficult for the Group to know whether a transaction is material for such a body.

To the best of the Group’s knowledge, any outstanding loans made by the Group to or for the benefit of the UK Government or any body controlled by the UK Government, were made (1) in the ordinary course of business, (2) on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, (3) did not involve more than the normal risk of collectability or present other unfavourable features, and (4) were made on arm’s length basis.

Information about the Lloyds Banking Group’s Relationship with the UK Government

On 18 September 2008, with the support of the UK Government, the boards of the Company and HBOS announced that they had reached agreement on the terms of a recommended acquisition by the Company of HBOS. On 13 October 2008, in the context of further unprecedented turbulence in global financial markets and as part of a co-ordinated package of capital and funding measures for the UK banking sector implemented by HM Treasury, the boards of both the Company and HBOS announced that they intended to participate in the proposed UK Government funding package and that they had agreed to proceed with the acquisition on revised terms. In this context, a combined total of £17,000 million of new capital was raised, consisting of £4,500 million in ordinary shares and £1,000 million in preference shares (before costs and expenses) by the Company and £8,500 million by ordinary shares and £3,000 million in preference shares (before costs and expenses) by HBOS.

2008 Placing and Open Offer Agreement and Preference Share Subscription Agreement

Pursuant to a placing and open offer agreement with effect from 13 October 2008 entered into between the Company, HM Treasury and the joint sponsors and joint bookrunners named therein (the “2008 Placing and Open Offer Agreement”), (i) the Company agreed to invite qualifying shareholders to apply to acquire open offer shares at an issue price of 173.3 pence per ordinary share by way of an open offer; (ii) the joint sponsors and joint bookrunners agreed to use reasonable endeavours to procure placees to acquire open offer shares at not less than the issue price on the basis that the open offer shares placed were subject to clawback to the extent they were taken up by qualifying shareholders in the open offer; and (iii) HM Treasury agreed that, to the extent not placed or taken up under the open offer, HM Treasury would acquire the open offer shares at the issue price. The 2008 placing and open offer comprised a placing and open offer of 2,596,653,203 shares at the issue price. The 2008 placing and open offer was successfully completed in accordance with its terms; however, the Company gave certain customary representations and warranties and indemnities to each of HM Treasury, the joint sponsors and joint bookrunners under the 2008 Placing and Open Offer Agreement that are unlimited as to time and amount.

The Company and HM Treasury also entered into a preference share subscription agreement, with effect from 13 October 2008, pursuant to which HM Treasury agreed to acquire, and the Company agreed to allot and issue, 1,000,000 new preference shares to HM Treasury for a total consideration of £1,000 million (before costs and expenses).

HBOS also entered into a placing and open offer agreement with effect from 13 October 2008 with HM Treasury and the joint sponsors and joint bookrunners named therein, on similar terms and for similar purposes as the Company’s 2008 Placing and Open Offer Agreement and corresponding placing and open offer. A total of 7,482,394,366 HBOS open offer shares were offered at the issue price of 113.6 pence per share. In addition, HBOS entered into a preference share subscription agreement with HM Treasury with effect from 13 October 2008, pursuant to which HM Treasury agreed to acquire, and HBOS agreed to allot to HM Treasury, new HBOS preference shares for a total consideration of £3,000 million (before costs and expenses).

Pursuant to the placing and open offer, which was completed in January 2009 (and the concomitant placing and open offer by HBOS) and the acquisition of HBOS by the Company completed on 16 January 2009, the UK Government acquired 43.38 per cent. of the Company’s issued ordinary share capital. In addition, £3,000 million non-cumulative 12 per cent. fixed to floating rate preference shares were issued by the Company to HM Treasury on 16 January 2009 in exchange for the £3,000 million preference shares which had been issued by HBOS plc to HM Treasury on 15 January 2009 (as referred to above).

2009 Placing and Open Offer Agreement

In June 2009 the Company issued approximately 10,408 million new ordinary shares as part of a placing and compensatory open offer. HM Treasury subscribed for approximately 4,521 million of these new ordinary shares at a price of 38.43 pence per share. As placees were procured for all the new ordinary shares for which valid acceptances were not received under the placing and compensatory open offer, HM Treasury’s shareholding remained at 43.4 per cent. The Company used the proceeds from this placing and compensatory open offer to redeem the £4,000 million preference shares issued by the Company to HM Treasury, described above, at 101 per cent. of their issue price (in accordance with the terms agreed with HM Treasury) together with accrued dividends thereon.

In connection with the placing and compensatory open offer, a Placing and Open Offer Agreement dated 7 March 2009 (the “2009 Open Offer Agreement”) was entered into between the Company and HM Treasury (as amended and restated on 20 March 2009 between the Company, HM Treasury, Citigroup Global Markets U.K. Equity Limited, J.P. Morgan Cazenove Limited and UBS Limited and further amended and restated between the same parties on 18 May 2009), pursuant to which (i) the Company agreed to invite qualifying shareholders to apply to subscribe for the new ordinary shares described above at an issue price of 38.43 pence per share by way of a compensatory open offer, (ii) the joint sponsors and joint bookrunners were appointed and agreed to use reasonable endeavours to procure placees to subscribe for the open offer shares not taken up under the compensatory open offer, and (iii) HM Treasury agreed that, to the extent not placed or taken up under the compensatory open offer and subject to the terms and conditions set out in the Open Offer Agreement, HM Treasury would subscribe for such open offer shares itself at the issue price.

In consideration of the provision of its services under the 2009 Open Offer Agreement, the Company agreed to pay to HM Treasury (i) a commission of 0.5 per cent. of the aggregate value of the open offer shares at the issue price per open offer share payable on the earlier of admission to the Official List and to trading on the London Stock Exchange’s main market and the second business day after the day on which the 2009 Open Offer Agreement is terminated, and (ii) a further commission of 1 per cent. of the aggregate value of the open offer shares subscribed for by HM Treasury (or its nominee) or by placees (including, for the avoidance of doubt, HM Treasury) at the issue price per open offer share payable on such date.

The Company also agreed to pay to each of HM Treasury, the joint sponsors and joint bookrunners all legal and other costs and expenses (properly incurred in the case of the joint bookrunners), and those of HM Treasury’s financial advisers incurred in connection with the placing and compensatory open offer, the redemption of the preference shares or any arrangements referred to in the 2009 Open Offer Agreement.

The Company also agreed to bear all costs and expenses relating to the placing and compensatory open offer and the preference share redemption, including (but not limited to) the fees and expenses of its professional advisers, the cost of preparation, advertising, printing and distribution of the prospectus document and all other documents connected with the placing and compensatory open offer and the preference share redemption, the listing fees of the FSA, any charges by CREST and the fees of the London Stock Exchange and Euronext. The costs and commissions incurred by the joint bookrunners in connection with the rump placing were deducted from the aggregate proceeds of the rump placing.

The Company gave certain representations and warranties and indemnities to each of HM Treasury, the joint sponsors and joint bookrunners under the 2009 Open Offer Agreement. The Company’s liabilities thereunder are unlimited as to time and amount. HM Treasury is entitled to novate its rights under the agreement to any entity that is wholly-owned, directly or indirectly, by HM Treasury.

Registration Rights Agreement

Pursuant to its obligations to HM Treasury under the open offer agreement entered into by the Company with effect from 13 October 2008, the Company entered into a Registration Rights Agreement with HM Treasury on 12 January 2009, granting customary demand and “piggyback” registration rights in the United States under the United States Securities Act of 1933, as amended to HM Treasury with respect to any ordinary shares of the Group held by HM Treasury (“Registrable Securities”). Pursuant to the Registration Rights Agreement, HM Treasury is permitted to transfer its registration rights to any of its wholly-owned, directly or indirectly, entities, as well as to any third party to whom it transfers not less than U.S.$500 million in Registrable Securities. In connection with any registered offering of ordinary shares by the Group under the Securities Act, any holders of Registrable Securities will have the right to participate in the offering, pursuant to customary “piggyback” registration rights, to the extent that such participation would not prevent successful completion of the offering. In addition, all holders of Registrable Securities have “piggyback” registration rights, on a pro rata basis, in any demand registration made by another holder pursuant to the Registration Rights Agreement.

The Registration Rights Agreement was amended with effect from 11 June 2009 to include as “Registrable Securities” (as defined in the Registration Rights Agreement) any new shares subscribed for under the 2009 Open Offer Agreement, any B shares and other securities in the Company called by HM Treasury to be issued by any person from time to time and securities issued by HM Treasury from time to time which are exchangeable for, convertible into, give rights over or are referable to any such securities.

Resale Rights Agreement

Pursuant to its obligations to HM Treasury under the 2009 Open Offer Agreement, the Company entered into a Resale Rights Agreement with HM Treasury with effect from 11

June 2009, in which it agreed to provide its assistance to HM Treasury in connection with any proposed sale by HM Treasury of ordinary shares, B shares and other securities held by HM Treasury in the Company from time to time, by HM Treasury and of any securities of any description caused by HM Treasury to be issued by any person from time to time and which are exchangeable for, convertible into, give rights over or are referable to such ordinary shares or other securities issued by the Group, to be sold in such jurisdictions (other than the United States) and in such manner as HM Treasury may determine. Such assistance may include, the provision by the Company of assistance with due diligence and the preparation of marketing and such other documentation (including any offering memorandum, whether or not a prospectus) as HM Treasury may reasonably request.

Government Asset Protection Scheme

The Company entered into a Pre-Accession Commitments Deed dated 7 March 2009 and a Lending Commitments Deed dated 6 March 2009 with HM Treasury, both relating to the Company’s proposed participation in the GAPS. As further detailed below, the Company subsequently withdrew from its proposed participation in GAPS.

Lending Commitments Deed

On 6 March 2009, the Company entered into a “deed poll” in favour of certain UK Government departments under which it undertook to support lending to creditworthy borrowers in the UK in a commercial manner with effect from 1 March 2009. This lending commitment was a pre-requisite to the Group’s proposed participation in the GAPS, the objective of which was to reinforce the stability of the UK financial system and support the recovery of the UK economy. A condition to the Group’s proposed participation in the GAPS was the commitment by the Company to increase net lending by approximately £14,000 million in the twelve months commencing 1 March 2009 to support UK businesses (approximately £11,000 million) and homeowners (approximately £3,000 million), and to maintain in the twelve months commencing 1 March 2010 similar levels of lending as in the twelve months commencing 1 March 2009, subject to adjustment of the lending commitments by agreement with HM Treasury and the Department for Business, Enterprise and Regulatory Reform to reflect circumstances at the start of the twelve month period commencing 1 March 2010.

Under the GAPS Withdrawal Deed (detailed below), the Company has agreed to reaffirm the lending commitments which were originally given in the Lending Commitments Deed. On 23 March 2010, the Company entered into a deed poll in favour of the UK Government departments confirming its lending commitments for the 12 month period commencing 1 March 2010. The Company agreed subject to, amongst other things, sufficient customer demand, to provide gross new lending to UK businesses of £44,000 million and to adjust the undertakings given in connection with lending to homeowners for the 12 month period. This additional lending in 2009 and 2010 is expressed to be subject to the Group’s prevailing commercial terms and conditions (including pricing and risk assessment) and, in relation to mortgage lending, the Group’s standard credit and other acceptance criteria.

HM Treasury Pre-Accession Deed

On 7 March 2009, the Company entered into a deed poll in favour of HM Treasury, pursuant to which the Company gave a series of undertakings in relation to the provision of information and the management of the proposed assets, commitments and exposures proposed to be included in the GAPS (the “Proposed Assets”) in the period to the Group’s proposed accession to the GAPS.

The Company’s obligations under the Pre-Accession Deed referred to above (other than its commitment to inform the UK Government of certain deleveraging activities) were terminated pursuant to the GAPS Withdrawal Deed.

2009 Rights Issue

In connection with the rights issue announced in November 2009, the Company issued approximately 36,505 million new ordinary shares in respect of a rights issue as part of an alternative to the Group’s proposed participation in GAPS (together with a liability management exercise). The Company entered into an Undertaking to Subscribe agreement with HM Treasury whereby HM Treasury undertook, amongst other things, to take up its rights to subscribe for all of the new shares to which it was entitled under the rights issue. HM Treasury subscribed for approximately 15,854 million new shares at a price of 37 pence per share. As subscribers were procured for all the new ordinary shares for which valid acceptances were not received under the rights issue, HM Treasury’s shareholding again remained at 43.4 per cent.

GAPS Withdrawal Deed

Pursuant to the successful rights issue, the Company withdrew from its proposed participation in GAPS and on 3 November 2009, the Company entered into a GAPS Withdrawal Deed with HM Treasury (the “GAPS Withdrawal Deed”) pursuant to which, among other matters, the Company agreed to pay HM Treasury an amount of £2,500 million in recognition of the benefits to the Group’s trading operations arising as a result of HM Treasury proposing to make GAPS available to the Group.

The GAPS Withdrawal Deed contained certain undertakings given by the Group to HM Treasury in connection with the state aid approval obtained from the European Commission and its withdrawal from its proposed participation in GAPS. In particular, the Group is required to do all acts and things necessary to ensure the UK Government’s compliance with its obligations under the European Commission decision approving state aid to the Group. This undertaking includes an obligation: (i) to comply with the restructuring measures that the Group has agreed to undertake (as described herein); (ii) to comply with the terms of the restructuring plan accepted by the European Commission in connection with the approval of state aid to the Group; and (iii) to provide certain information to HM Treasury and do such acts as are necessary to enable compliance with the state aid approval to be monitored. The GAPS Withdrawal Deed also provides for the Group’s restructuring obligations to be modified in certain limited circumstances (without prejudice to any challenge to such state modifications). However, HM Treasury has undertaken that it will not, without the consent of the Company, agree modifications to the Group’s undertakings with respect to state aid which are significantly more onerous to the Company than those granted in order to obtain the state aid approval.

If the European Commission adopts a decision that the United Kingdom must recover any state aid, the Group has undertaken to repay all such state aid (subject to the Group’s right to challenge any such decision in the European courts).

The GAPS Withdrawal Deed includes a number of other commitments given by the Company to HM Treasury. The Company has, among other things:

(i)
acknowledged its commitment to the principle that, from 2010, it should be at the leading edge of implementing the G20 principles, the FSA Code on remuneration and any remuneration provisions accepted by the Government from the Walker Review, provided that this principle shall always be applied in such a way as to allow the Company to operate on a level playing field with its competitors. In addition, the Group has agreed with HM Treasury the specific deferral and clawback terms which will apply to any bonuses in respect of the 2009 performance year;

(ii)
reaffirmed the lending commitments as described above and, as part of its lending commitment to businesses, to contribute to the National Investment Corporation the lesser of £100 million and 10 per cent. of the total sums invested in the National Investment Corporation;

(iii)	agreed to implement a customer charter for lending to businesses;

(iv)	committed:

a.	to ensure that its public financial statements comply with best industry practice; and

b.
to enter into discussions with HM Treasury with a view to ensuring that such public financial statements: (A) enable investors to assess the quality of the assets and liabilities of banking institutions, the financial position and performance of banking institutions and the nature and extent of risks arising from financial instruments to which banking institutions are exposed; and (B) are comparable as between similar banking institutions;

(v)
agreed to develop with the FSA, and implement, a medium term funding plan aimed at reducing dependence on short term funding to be regularly reviewed by the FSA and other members of the Tripartite; and

(vi)
agreed to implement any measures relating to personal current accounts agreed between the OFT and the UK banking industry: (i) as detailed in the OFT’s report ‘‘Personal current accounts in the UK – a follow up report, October 2009’’ and (ii) relating to fees and charges, and the terms and conditions of personal current accounts where any such measures are within the scope of current negotiations with respect thereto.

State Funding and State Aid

The Group has made a number of undertakings to HM Treasury arising from the capital and funding support, including the provision of additional lending to certain mortgage and business sectors, and other matters relating to corporate governance and staff remuneration. However the commitments in respect of lending are subject to normal prudent commercial lending criteria and pricing, the availability of funding to support such lending and sufficient demand from customers and potential customers.

As part of the European Commission’s decision approving state aid to the Group, Lloyds Banking Group was required to work with HM Treasury to submit a restructuring plan to the European Commission in the context of a state aid review. The plan was required to contain measures to limit any competition distortions resulting from the state aid received by Lloyds Banking Group. The College of Commissioners announced its formal approval of Lloyds Banking Group’s restructuring plan on 18 November 2009.

The restructuring plan consists of the following principal elements: (i) the disposal of a retail banking business with at least 600 branches, a 4.6 per cent. share of the personal current accounts market in the UK and approximately 19 per cent. of Lloyds Banking Group’s mortgage assets; (ii) an asset reduction programme to achieve £181 billion reduction in a specified pool of assets by 31 December 2014; and (iii) behavioural commitments, including commitments not to make certain acquisitions for approximately three to four years and not to make discretionary payments of coupons or to exercise voluntary call options on hybrid securities from 31 January 2010 until 31 January 2012, which will prevent Lloyds Banking Group from paying dividends on its ordinary shares for the same duration.

The business referred to in (i) above will need to be disposed of before the end of November 2013 and consists of the TSB brand, the branches, savings accounts and branch-based mortgages of Cheltenham & Gloucester, the branches and branch-based customers of

Lloyds TSB Scotland and a related banking licence, additional Lloyds TSB branches in England and Wales, with branch-based customers and Intelligent Finance.

The Group is working closely with the EU Commission, HM Treasury and the Monitoring Trustee appointed by the EU Commission.

HMT Undertaking to Subscribe

Under the HMT Undertaking to Subscribe, HM Treasury irrevocably undertook to procure that the Solicitor for the Affairs of Her Majesty’s Treasury (as nominee for HM Treasury) (i) would vote in favour of all of the resolutions set out in the notice convening the general meeting of the Company held on 26 November 2009 in accordance with the recommendation of the board (except for resolution 4, as set out in the notice of general meeting) and (ii) would take up its rights to subscribe for all of the new shares to which it is entitled under the rights issue.

The Company agreed to pay to HM Treasury the HMT Commitment Commission, being a commission of up to £143.7 million, in consideration, amongst other things, for the undertakings given by HM Treasury in the HMT Undertaking to Subscribe.

Cost Reimbursement Deed

Under the cost reimbursement deed dated 2 November 2009, the Group agreed to pay for the UK Government’s set-up costs relating to the proposed participation of the Group in GAPS (including all costs of the UK Government relating to the proposed participation of the Group in, and its withdrawal from its proposed participation in GAPS) and the UK Government’s costs associated with the European Commission’s approval of state aid to the Group.

Credit Guarantee Scheme

HM Treasury launched the Credit Guarantee Scheme in October 2008 as part of a range of measures announced by the UK Government intended to ease the turbulence in the UK banking system. It charged a commercial fee for the guarantee of new short and medium term debt issuance. The fee payable to HM Treasury on guaranteed issues was based on a per annum rate of 50 basis points plus the median five-year Credit Default Swap spread. The drawdown window for the Credit Guarantee Scheme closed for new issuance at the end of February 2010. At 31 December 2009, the Group had £49,070 million of debt in issue under the Credit Guarantee Scheme. During the year, fees of £498 million were paid to HM Treasury in respect of guaranteed funding were included in the Group’s income statement.

Government Shareholding

The Government’s shareholding in the Company is currently held by the Solicitor for the Affairs of HM Treasury as nominee for HM Treasury and managed by UKFI (a company wholly owned by HM Treasury) on behalf of HM Treasury. No formal relationship agreement has been concluded between the Group and the UK Government and no specific measures are in place to ensure that control is not abused by HM Treasury. However, the relationship falls within the scope of the revised framework document between HM Treasury and UKFI published on 13 July 2009. The framework document states that UKFI will manage the UK financial institutions in which HM Treasury holds an interest “on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (as defined therein) (including with respect to individual lending or remuneration decisions)”. This document also makes it clear that such UK financial institutions will continue to be separate economic units with independent powers of decision and “will continue to have their own independent boards and management teams, determining their own strategies and commercial policies (including business plans and budgets)”.

These goals are consistent with the stated public policy aims of the UK Government, as articulated in a variety of public announcements (as at 10 May 2010). In the publication “An Introduction: Who We Are, What We Do and the Framework Document Which

Governs the Relationship Between UKFI and HM Treasury”, it is stated that UKFI is to “develop and execute an investment strategy for disposing of the investments in the banks in an orderly and active way through sale, redemption, buy-back or other means within the context of an overarching objective of protecting and creating value for the taxpayer as shareholder, paying due regard to the maintenance of financial stability and to acting in a way that promotes competition”. UKFI has also stated that it intends to “engage robustly with banks’ boards and management, holding both strategy and financial performance to account, and taking a strong interest in getting the incentives structures right on the board and beyond – accounting properly for risk and avoiding inefficient rewards for failure”.

The Group, in common with other financial institutions, is also working closely with a number of Government departments and agencies on various industry-wide initiatives that are intended to support the Government’s objective of greater stability in the wider financial system. These initiatives currently include the potential extension of the Bank of England’s discount window facility whereby banks and building societies can exchange eligible securities and, potentially, other asset classes for HM Treasury gilts.

The Group also engages in numerous transactions on arm’s length commercial terms in the ordinary course of its business with the Government and its various departments and agencies, as well as with other companies in which the Government has invested.  This includes financings, lendings, banking, asset management and other transactions with UK financial institutions in which the Government has invested.  During 2008 and 2009, the Group made use of these measures in order to maintain and improve a stable funding position.

Directors

The directors of the Group and the Bank, the business address of each of whom is 25 Gresham Street, London EC2V 7HN, England, and their respective principal outside activities, where significant to the Group and/or the Bank, are as follows:

Name	Principal outside activities

Sir Winfried Bischoff Chairman	A non-executive director of the McGraw-Hill Companies, Inc. and Eli Lilly and Company. Chairman of the UK Career Academy Foundation. A member of the Akbank International Advisory Board.

Lord Leitch Deputy Chairman
Chairman of Scottish Widows. Chairman of the Government’s Review of Skills and deputy chairman of the Commonwealth Education Fund. Chairman of BUPA and Intrinsic Financial Services and a non-executive director of Paternoster.  Chairman of Medical Aid Films.

Executive directors

J. Eric Daniels Group Chief Executive	A non-executive director of BT Group.

Archie G. Kane Group Executive Director, Insurance	Member of the Association of British Insurers, City UK Advisory Council and Scottish Government’s Financial Services Advisory Board.

G. Truett Tate Group Executive Director, Wholesale	A non-executive director of BritishAmerican Business Inc. A director of Business in the Community and a director and trustee of In Kind Direct. Chairman of Arora Holdings.

Tim J.W. Tookey Group Finance Director	A non-executive director of British Banking Association.

Helen A. Weir CBE Group Executive Director, Retail
Chair of the British Bankers’ Association Retail Committee. A member of the Said Business School Advisory Board, Financial Services Practitioner Panel and a member and trustee of IFS School of Finance.

Non-executive directors
Sir Julian Horn-Smith
A non-executive director of De La Rue, Digicel Group and Emobile (Japan), a director of Sky Malta, a member of the Altimo International advisory board and a senior adviser to UBS and CVC Capital Partners in relation to the global telecommunications sector.

Glen R. Moreno	Chairman of Pearson and a non-executive director of Fidelity International.
David Roberts	A member of the strategy board for Henley Business School, non-executive chairman of The Mind Gym and a non-executive director of Campion Willcocks.

T. Timothy Ryan Jr
President and chief executive of the Securities Industry and Financial Markets Association. A director of the U.S.-Japan Foundation, Great-West Life Annuity Insurance Co. and Putnam Investments and a member of the Global Markets Advisory Committee for the National Intelligence Council.

Martin A. Scicluna	Chairman of Great Portland Estates. A member of the council of Leeds University and a governor of Berkhamsted School.

Anthony Watson CBE	A non-executive director of Hammerson, Vodafone and Witan Investment Trust and chairman of Marks and Spencer Pension Trust, Asian Infrastructure Fund and Lincoln’s Inn investment committee.

None of the directors of the Group or the Bank have any actual or potential conflict between their duties to the Group or the Bank and their private interests or other duties as listed above.

RECENT DEVELOPMENTS

On 4 August 2010, the Group completed the sale of a portfolio of private equity investments in its Bank of Scotland Integrated Finance business to a new joint venture.  Lloyds Banking Group has retained an interest in the private equity investments though a holding of approximately 30 per cent. in the joint venture vehicle.  The sale valued the portfolio at a small premium to the current book value and is not expected to have a material impact on the Group's accounts.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorised.

Lloyds Banking Group plc

Registrant

/s/ Sanjay Sofat
Name:	Sanjay Sofat
Title:	Authorized Officer

August 23, 2010